UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

Santander

Banco Santander (Brasil) S.A.

Results 2010 - IFRS

February 3rd, 2011

Disclaimer: forward-looking statements that may be written in this report related to the business outlook of Banco Santander, operating and financial projections and targets based on the beliefs and assumptions of the Executive Board, as well on information currently available. Such forward-looking statements are not a guarantee of performance. They involve risks, uncertainties and assumptions as they refer to future events and hence depend on circumstances that may or may not occur. Investors must be aware that general economic conditions, industry conditions and other operational factors may affect the future performance of Banco Santander and may cause actual results to substantially differ from those in the forward-looking statements.

Important remark: this version of the company's release is an unaudited free translation from the original in Portuguese.

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

CONTENTS

KEY CONSOLIDATED DATA	03
HIGHLIGHTS OF THE PERIOD	04
RATINGS	06
MACROECONOMIC ENVIRONMENT	07
RECENT AND SUBSEQUENTS EVENTS	08
EXECUTIVE SUMMARY	09
SANTANDER S RESULTS IN BRAZIL
UNAUDITED ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	10
MANAGERIAL INCOME STATEMENT	11
BALANCE SHEET	16
PROFIT BY SEGMENT	22
CARDS	23
RISK MANAGEMENT	24
SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE	26
SUMMARIZED BALANCE SHEET AND MANAGERIAL FINANCIAL STATEMENTS	27

KEY CONSOLIDATED DATA

The following information is based on the consolidated results of Banco Santander (Brasil) S.A., prepared according to the International Financial Reporting Standards (IFRS). The attachment contains additional unaudited information. The complete audited financial statements for 2010 will be available until March 31, 2011 in the investor relations website and with the regulatory authorities.

The following information, regarding results and performance indicators, is managerial as it is adjusted for the fiscal hedge of the investment in the Cayman branch. This adjustment, which impacts the income tax and gains (losses) on financial assets and liabilities + exchange rate differences, does not change the net profit. The reconciliation between the unaudited accounting result and the managerial result is available on page 10 of this report.

MANAGEMENT ANALYSIS	2010	2009	Var.	4Q10	3Q10	Var.
			2010x2009			4Q10x3Q10
RESULTS (R$ million)
Net interest income	24,095	22,167	8.7%	6,360	6,037	5.4%
Net fees	6,834	6,238	9.6%	1,726	1,776	-2.8%
Allowance for loan losses	(8,233)	(9,983)	-17.5%	(1,768)	(1,811)	-2.4%
Administrative and personnel expenses	(11,230)	(10,947)	2.6%	(2,952)	(2,849)	3.6%
Net profit	7,382	5,508	34.0%	1,918	1,935	-0.9%
BALANCE SHEET (R$ million)
Total assets	374,663	315,972	18.6%	374,663	357,631	4.8%
Securities	89,823	80,616	11.4%	89,823	80,470	11.6%
Loan portfolio¹	160,558	138,394	16.0%	160,558	153,998	4.3%
Individuals	50,981	43,200	18.0%	50,981	48,299	5.6%
Consumer financing	26,969	25,101	7.4%	26,969	26,455	1.9%
SMEs	38,306	31,448	21.8%	38,306	35,778	7.1%
Corporate	44,302	38,645	14.6%	44,302	43,466	1.9%
Expanded Credit Portfolio[2]	168,232	141,624	18.8%	168,232	159,538	5.4%
Funding from Clients[3]	153,243	141,090	8.6%	153,243	145,797	5.1%
Total final equity	73,364	69,266	5.9%	73,364	73,079	0.4%
Total average equity excluding goodwill[4]	43,563	28,496	52.9%	43,563	42,967	1.4%
PERFORMANCE INDICATORS (%)
Return on shareholders' average equity - annualized	10.3%	9.8%	0.5 p.p.	11.1%	11.3%	-0.2 p.p.
Return on shareholders' average equity excluding goodwill[4] - annualized	16.9%	19.3%	-2.4 p.p.	18.8%	19.3%	-0.5 p.p.
Return on average asset - annualized	2.2%	1.8%	0.4 p.p.	2.3%	2.3%	0.0 p.p.
Efficiency Ratio[5]	34.8%	36.3%	-1.5 p.p.	35.9%	34.8%	1.1 p.p.
Recurrence[6]	60.9%	57.0%	3.9 p.p.	58.5%	62.3%	-3.8 p.p.
BIS ratio excluding goodwill[4]	22.1%	25.6%	-3.5 p.p.	22.1%	22.8%	-0.7 p.p.
PORTFOLIO QUALITY INDICATORS (%)
Delinquency[7] - IFRS	5.8%	7.2%	-1.4 p.p.	5.8%	6.1%	-0.3 p.p.
Delinquency[8] (more than 90 days) - BR GAAP	3.9%	5.9%	-2.0 p.p.	3.9%	4.2%	-0.3 p.p.
Delinquency[9] (more than 60 days) - BR GAAP	4.7%	6.8%	-2.1 p.p.	4.7%	5.0%	-0.3 p.p.
Coverage ratio[10]	98.3%	101.7%	-3.4 p.p.	98.3%	101.4%	-3.1 p.p.
OTHER DATA
Assets under management - AUM (R$ million)	111,338	98,407	13.1%	111,338	107,305	3.8%
Numbers of credit and debit cards (thousand)	37,294	33,337	11.9%	37,294	36,393	2.5%
Branches	2,201	2,091	5.3%	2,201	2,127	3.5%
PABs (mini branches)	1,495	1,502	-0.5%	1,495	1,496	-0.1%
ATMs	18,312	18,132	1.0%	18,312	18,124	1.0%
Total Customers (thousand)	24,757	22,412	10.5%	24,757	24,092	2.8%
Total active corrent account (thousand)[11]	10,901	10,240	6.5%	10,901	10,571	3.1%
Employees[12]	54,406	51,241	6.2%	54,406	52,702	3.2%
1. Management information.
2. Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes).
3. Include savings, demand deposits, time deposit, debenture, LCA and LCI.
4. Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência.
5. General expenses/total income .
6. Net commissions / General expenses.
7. Portfolio overdue by more than 90 days plus loans with high default risk / credit portfolio.
8. Portfolio overdue by more than 90 days / credit portfolio in BR GAAP.
9. Portfolio overdue by more than 60 days / credit portfolio in BR GAAP.
10. Allowance for loan losses / portfolio overdue by more than 90 days plus loans with high default risk.
11. Active accounts during a 30-day period, according to the Brazilian Central Bank.
12. Considering Banco Santander (Brasil) S.A. and its subsidiaries consolidated in the balance sheet.

HIGHLIGHTS OF THE PERIOD

RESULTS

■ Profit before Taxes was R$ 9,724 million, an increase of 39.1% compared to the same period of 2009. In the quarter, the net profit before tax was R$ 2,665 million, an increase of 3.4% compared to the third quarter of 2010.

■ Net Profit was R$ 7,382 million in 2010, an increase of 34.0% (R$ 1,874 million) compared to the R$ 5,508 million in the same period of 2009. In the quarter, decrease of 0.9% compared to the third quarter of 2010.

INDICATORS

■	Evolution of performance indicators in twelve months (12M10/12M09):
-	Efficiency ratio¹: 34.8% in 12M10, improvement of 1.5 p.p.
-	Recurrence ratio²: 60.9% in 12M10, up 3.9 p.p.
-	ROAE³: 16.9% annualized in 12M10, decrease of 2.4 p.p.
■	Soundness indicators:
-	BIS Ratio[4] : 22.1% in December 2010, decrease 3.5 p.p. in twelve months
-	Coverage ratio: 98.3% in December 2010, decrease of 3.4 p.p. in twelve months

BALANCE SHEET
■	Total Assets of R$ 374,663 million, an increase of 18.6% in twelve months
■	Loan portfolio summed R$ 160,558 million, up 16.0% in twelve months. . Expanded Credit portfolio[5] up 18.8% in the same period, totaling R$168,232.
■	Savings deposits totaled R$ 30,304 million, a jump of 20.2% in twelve months
■	Shareholders’ Equity reached R$ 43,563 million (excluding goodwill[4] of R$ 28,312 million)

SANTANDER SHARES – BOVESPA: SANB11 (UNIT), SANB3 (ON), SANB4 (PN) AND NYSE (BSBR)
■ Market Capitalization[6] on 12/30/2010: R$ 86.4 billion or US$ 52.0 billion
■ Total shares (thousand): 399,044,117
■ Net Profit[7] per share in 12M10:
• 1000 Shares - R$ 18.50
• 10 Units - R$ 19.43

1. General expenses / total revenues
2. Net Fees / general expenses
3. Net profit / average total equity. Excluding the goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência
4. Excluding the goodwill related to the acquisition of Banco Real and Real Seguros Vida e Previdência
5. Includes other credit risk transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes).
6. Market capitalization: total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit´s closing price and exchange rate of R$/US$ of 1.6597
7. 12M10 net profit. Calculation does not consider the difference in the dividend payout between common and preferred shares.

Net interest income
R$ million

8.7%
5.4%
5,850
5,833
5,865
6,037
6,360
4Q09
1Q10
2Q10
3Q10
4Q10

Net fees
R$ million

3.6%
-2.8%
1,666
1,622
1,710
1,776
1,726
4Q09
1Q10
2Q10
3Q10
4Q10

Administrative and personnel expenses
R$ million

2.0%
3.6%
2,893
2,655
2,774
2,849
2,952
4Q09
1Q10
2Q10
3Q10
4Q10

Profit before tax
R$ million

30.3%
3.4%
2,045
2,172
2,309
2,578
2,665
4Q09
1Q10
2Q10
3Q10
4Q10

Efficiency Ratio
%

-1,5 p.p.
36.3
34.8
2009
2010

ROAE[1]
%

-2.4 p.p.
19.3
16.9
2009
2010

1. Net profit divided by average total equity, excluding goodwill.

Loan Portfolio Breakdown
2010

Individuals
32%
SMEs
24%
Consumer
Finance
17%
Corporate
27%

Profit before tax by segment
2010

Commercial
Bank
64%
Asset
Management
and Insurance
8%
Global
Wholesale
Banking
28%

RATINGS

Santander is rated by the main international agencies and the ratings assigned in the table below reflect its operating performance and the quality of its management.

		LONG TERM		SHORT TERM
RATING AGENCY		Ratings	Outlook	Ratings	Outlook
	National Scale	AAA (bra)	Stable	F1+ (bra)	Stable
Fitch Ratings	Local Currency	BBB+	Positive	F2	Positive
	Foreign Currency	BBB	Positive	F2	Positive
	National Scale	brAAA	Stable	brA-1	Stable
Standard & Poor’s	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable
	National Scale	Aaa.br	Stable	Br-1	Stable
Moody’s	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa3	Stable	P-3	Stable

MACROECONOMIC ENVIRONMENT

Economic indicators continue pointing to a buoyant economy, particularly on the demand side, thanks to the significant growth in income, employment and credit availability. In the third quarter of 2010, GDP grew 6.7% over the same period in 2009, led by the services sector on the supply side and by consumption and investments on the demand side.

Inflation rose during the course of the last quarter, mainly due to the spike in food prices. In the 12 months ended in December, IPCA, the main indicator of consumer prices, rose by 5.9%, well above the 4.5% target set by the monetary authorities. In the same period, wholesale agricultural prices increased 25%, significantly above the 10% increase in industrial prices, reflecting the dynamism in the international commodity prices. In response to the price hikes, the Central Bank of Brazil announced in the beginning of December an increase in the reserve requirements and maintained the basic interest rate (Selic) at 10.75% p.a. However, in the first meeting of 2011, with an intention to remain the process of adjustment of the economy, the Copom decided to raise the basic interest rate from 10.75% p.a. to 11.25% p.a. (50 bases point).

In 2010, the trade balance was favorable, closing the year with a surplus of USD 19.5 billion. Exports and imports grew 32% and 43%, respectively, over 2009. Though imports grew faster, the trade surplus was sustained by the increase in the average prices of exports, heavily influenced by the increase in commodity prices. The current account deficit, which reached 2.5% of the GDP, compared to 1.5% the previous year, was comfortably financed by the inflow of capital, which was sufficient to maintain the exchange rate at R$ 1.67 / USD at the end of December 2010, practically stable in relation to the previous year.

Total credit in the National Financial System maintained its firm growth in 2010, showing an increase of 20.5%, still sustained by earmarked credit, especially from the BNDES, the Brazilian development bank. In the 12 months ended December 2010, the share of earmarked credit increased 27.5%, whereas the volume of nonearmarked credit increased 17.1%, led by loans to individuals, which increased 18.8%, surpassing the volume of loans to companies 15.4%, in the same period. As a result, the credit/GDP ratio reached a record 46.6%.

The growth in the household debt has not significantly changed the commitment of the monthly income to pay amortizations and interest, thanks to the simultaneous increase in incomes, extension of payment terms and the decline in interest rates for the borrower. Consequently, default rates continue to decline. At the end of December 2010, default rates reached 3.6% for companies and 5.7% for individuals, the lowest in eight years in this segment.

In general, the solid domestic demand and health of the financial system remain fundamental for sustaining Brazil’s growth despite the uncertainties surrounding the global economic recovery. The continuation of the country’s positive macroeconomic fundamentals should play a key role in ensuring the sustainability of this economic growth cycle.

ECONOMIC AND FINANCIAL INDICATORS	4Q10	3Q10	4Q09
Country risk (EMBI)	189	206	197
Exchange rate (R$/ US$ end of period)	1.666	1.694	1.741
IPCA (in 12 months)	5.91%	4.70%	4.31%
Benchmark Selic Annual Rate	10.75%	10.75%	8.75%
CDI¹	2.57%	2.61%	2.09%
Ibovespa Index (closing)	69,305	69,430	68,588

1. Quarterly effective rate.

RECENT EVENTS	SUBSEQUENT EVENTS

AGREEMENT FOR INCORPORATION OF STRATEGIC PARTNER IN BRAZIL

Qatar Holding Luxembourg II S.à r.l (“QHL”) subscribed to and paid the bonds issued by Banco Santander, S.A. (Spain), mandatorily exchangeable for the shares of Banco Santander Brasil, in the amount of US$2,718,800,000.00. All stages of the operation were announced to the market through two material fact notices, on October 18 and 29, and a notice to the market on November 1, 2010.

BUYBACK OF UNITS ISSUED BY BANCO SANTANDER BRASIL

On November 9, 2010, the Board of Directors approved the program for the buyback of units issued by Banco Santander Brasil. The objective is to manage the risks arising from market making activities by Banco Santander Brasil involving index funds, whenever the units are included in the theoretical portfolio of the benchmark index of such funds. The repurchased units will be used by Banco Santander exclusively for hedging purpose against oscillations in the prices of securities making up the benchmark index, and will be bought and sold in line with Banco Santander’s risk management policy. The units will be acquired in the stock exchange using the balance available in the Capital Reserve and Profit Reserve of Banco Santander Brasil.

ANNOUNCEMENT OF INTEREST ON OWN CAPITAL AND INTERIM DIVIDEND

On December 22, 2010, the Board of Directors of Banco Santander Brasil approved the Executive Board’s proposal, ad referendum the Annual Shareholders’ Meeting to be held in 2011, to pay interest on own capital in the gross amount of four hundred thirty million reais (R$ 430,000,000.00) which, after deducting the Withholding Income Tax (“IRRF”) in accordance with legislation, results in a net amount of three hundred sixty-five million, five hundred thousand reais (R$ 365,500,000.00) and interim dividend amounting to one billion two hundred eighty million reais (R$ 1,280,000,000.00).

The interest on own capital and dividend will be fully imputed to the mandatory dividends to be distributed by the Bank for the fiscal year 2010 and will be paid starting from February 25, 2011, without any monetary restatement.

LAUNCH OF THE ESSO SANTANDER CREDIT CARD

On January 17, 2011, Banco Santander announced to the market that, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A. Indústria e Comércio and which owns the Esso and Mobil brands in Brazil, it will launch the Esso Santander credit card in the first quarter of 2011 to leverage its credit card business through alliances.

CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER OF BANCO SANTANDER (BRASIL) S.A.

On January 28, 2011, Banco Santander held an Extraordinary General Meeting in order to appoint Mr. Fabio Colletti Barbosa for Chairman of the Board of Directors and Mr. Marcial Angel Portela Alvarez to the position of Vice-Chairman of Board of Directors, both with term office until the Annual Shareholders’ Meeting to be held in 2011.

According with best practices of corporate governance, Mr. Fabio Colletti Barbosa remains in his current position as Vice-Chairman of Board of Directors until Mr. Marcial Angel Portela Alvarez takes office as Chief Executive Officer of Banco Santander, by signature of the competent “Instrument of Investiture” in the Book of Meetings of the Company’s Board of Executive Officers, whose election was decided in a meeting of the Board of Directors held on February 2, 2011. Such changes are subject to the applicable legal and regulatory approvals.

EXECUTIVE SUMMARY

Banco Santander reported net profit of R$ 7,382 million in 2010, a 34.0% growth over the same period in 2009. In the quarter, the net profit totaled R$ 1,918 million, decrease 0.9% over the third quarter of 2010.

Shareholders’ equity in December 2010 totaled R$ 43,563 million, excluding R$ 28,312 million related to the goodwill on the acquisition of Banco Real and Real Seguros Vida e Previdência.

The return on average equity adjusted for goodwill reached 16.9%, 2.4 p.p. down year-on-year, due to the equity increase, that resulted from funds raised from the Global Share Offering in October 2009.

The efficiency ratio came to 34.8% in 2010, a 1.5 p.p. improvement year-on-year, resulting from the increase in net interest income and commissions, of 8.7% and 9.6%, respectively, and the cost control with capture of synergies, thereby maintaining the increase in expenses lower than the inflation rate.

Administrative expenses decreased by 2.4% in twelve months, reflecting cost control and capture of synergies from the acquisition of Banco Real, which totaled R$ 1,862¹ million. The personnel expenses had shown a growth of 7.5% in the same period.

- Sound Balance Sheet: the BIS ratio was 22.1% in December, a 3.5 p.p. decrease in twelve months. Coverage ratio reached 98.3% in December 2010.

Santander's credit growth strategy for 2010 was based on the higher profitable segments: Individual and SMEs. Consequently, the total portfolio reached R$ 160,558 million, growing 16.0% in twelve months or R$ 22,164 million. Of this amount 66% came from these segments, 35% Individuals and 31% SMEs.

Loans to individuals grew by 18.0% in twelve months and by 5.6% in the quarter, accelerating on year over year and on a quarterly base. The products with higher growth were payroll loans, mortgages and credit cards. The Expanded Credit Portfolio grew by 18.8% in twelve months and by 5.4% in the quarter.

Loans to small and medium companies totaled R$ 38,306 million in the fourth quarter of 2010, 21.8% up in twelve month and grew 7.1% in the quarter.

Deposits from clients[3] and assets under management reached R$ 264,581 million in December 2010, 10.5% higher over the same period in 2009 and e 4.5% over September 2010. On balance deposits from clients[3] performed better in the quarter compared to investment funds, growing across all deposit lines, basically due to the need for funding arising from the loan portfolio growth and the impact of the change in the compulsory reserve rules during the course of the year.

INTEGRATION PROCESS

Important stages of the integration process were concluded, new products, services and functionalities were added to our clients' daily routine, always with the objective of bringing together the best of the two banks.

In 2010, all the gaps arising from the unification of the platforms of the two banks were developed and implemented, and the projects have made significant progress. Preliminary tests were carried out in our systems, related to the migration of customer and operational data as well as tests on the new technological platform. In October, have been migrated to the platform of Santander, about 100,000 customers in six branches located in regions of Limeira and Piracicaba, testing with a significant number of clients, the movement to be held in the first half of 2011.

In November of 2010, both customer service and the brand were unified at all the branches, ATMs, Internet Banking and customers servicing channels. In this stage, there were still no changes in the products, services, or in the branch and account numbers, to facilitate the clients' daily routine. Such changes will take place after the technological integration, which will be conducted in the first half of 2011. We reiterate that the core principal of the integration process is the continuous improvement of the services provided to our clients.

1Does not considers expenses of R$ 58MM of branch network expansion
2 Includes others Credit Risk Transactions with clients (Debenture, FIDC, CRI, Floating Rate Notes and Promissory Notes).
3Include savings, demand deposits, time deposit, debenture, LCA and LCI.

UNAUDITED ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

In order to provide a better understanding of results in IFRS, we present, in this report, the managerial income statement. The main difference from the Reported (Accounting) Income Statement is the adjustment of the fiscal hedge over the investment in the Cayman branch. The impact of the fiscal hedge in the income tax line was adjusted to the gain (losses) on financial assets and liabilities plus exchange rates differences. All the information and comments regarding the Income Statement in this report are based on the managerial income statement, except when quoted otherwise.

Under the Brazilian income tax rules, gains (losses) resulting from the impact of changes in the BRL_USD exchange rate on our investment - dollar denominated - in the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portfolio, comprised of derivatives, is set up in such a way that the net profit is protected from this tax related foreign exchange exposure. Thus, our effective tax rate and revenues from gain (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange movements.

INCOME STATEMENT (R$ Million)	2010 Reported	Fiscal Hedge	2010 Managerial	2009 Reported	Fiscal Hedge	2009 Managerial	4Q10 Reported	Fiscal Hedge	4Q10 Managerial	3Q10 Reported	Fiscal Hedge	3Q10 Managerial
Net Interest Income	24,095		24,095	22,167		22,167	6,360		6,360	6,037		6,037
Income from equity instruments	52		52	30		30	32		32	2		2
Share of results of entities accounted for using the
equity method	44		44	295		295	10		10	11		11
Net fees	6,834		6,834	6,238		6,238	1,726		1,726	1,776		1,776
Fee and commission income	7,833		7,833	7,148		7,148	2,034		2,034	2,029		2,029
Fee and commision expense	(999)		(999)	(910)		(910)	(308)		(308)	(253)		(253)
Gains (losses) on financial assets and liabilities (net)
+ exchange rate differences (net)	1,875	272	1,603	2,665	1,146	1,519	380	147	233	786	314	472
Other operating income (expenses)	(348)		(348)	(116)		(116)	(138)		(138)	(105)		(105)
Total income	32,552	272	32,280	31,279	1,146	30,133	8,370	147	8,223	8,507	314	8,193
General expenses	(11,230)		(11,230)	(10,947)		(10,947)	(2,952)		(2,952)	(2,849)		(2,849)
Administrative expenses	(5,304)		(5,304)	(5,436)		(5,436)	(1,274)		(1,274)	(1,373)		(1,373)
Personnel expenses	(5,926)		(5,926)	(5,511)		(5,511)	(1,678)		(1,678)	(1,476)		(1,476)
Depreciation and amortization	(1,237)		(1,237)	(1,249)		(1,249)	(349)		(349)	(309)		(309)
Provisions (net)¹	(1,974)		(1,974)	(3,481)		(3,481)	(381)		(381)	(674)		(674)
Losses on assets (net)	(8,255)		(8,255)	(10,868)		(10,868)	(1,816)		(1,816)	(1,818)		(1,818)
Allowance for loan losses²	(8,233)		(8,233)	(9,983)		(9,983)	(1,768)		(1,768)	(1,811)		(1,811)
Losses on other assets (net)	(22)		(22)	(885)		(885)	(48)		(48)	(7)		(7)
Net gains on disposal of assets	140		140	3,403		3,403	(60)		(60)	35		35
Net profit before tax	9,996	272	9,724	8,137	1,146	6,991	2,812	147	2,665	2,892	314	2,578
Income tax	(2,614)	(272)	(2,342)	(2,629)	(1,146)	(1,483)	(894)	(147)	(747)	(957)	(314)	(643)
Net profit	7,382	-	7,382	5,508	-	5,508	1,918	-	1,918	1,935	-	1,935

1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

MANAGERIAL INCOME STATEMENT¹	2010	2009	Var.	4Q10	3Q10	Var.
(R$ Million)			2010x2009			4Q10x3Q10
Net Interest Income	24,095	22,167	8.7%	6,360	6,037	5.4%
Income from equity instruments	52	30	73.3%	32	2	n.a.
Share of results of entities accounted for using the equity method	44	295	-85.1%	10	11	-9.1%
Net fees	6,834	6,238	9.6%	1,726	1,776	-2.8%
Fee and commission income	7,833	7,148	9.6%	2,034	2,029	0.2%
Fee and commision expense	(999)	(910)	9.8%	(308)	(253)	21.7%
Gains (losses) on financial assets and liabilities (net) + exchange rate	1,603	1,519	5.5%	233	472	-50.6%
differences (net)
Other operating income (expenses)	(348)	(116)	n.a.	(138)	(105)	31.4%
Total income	32,280	30,133	7.1%	8,223	8,193	0.4%
General expenses	(11,230)	(10,947)	2.6%	(2,952)	(2,849)	3.6%
Administrative expenses	(5,304)	(5,436)	-2.4%	(1,274)	(1,373)	-7.2%
Personnel expenses	(5,926)	(5,511)	7.5%	(1,678)	(1,476)	13.7%
Depreciation and amortization	(1,237)	(1,249)	-1.0%	(349)	(309)	12.9%
Provisions (net)²	(1,974)	(3,481)	-43.3%	(381)	(674)	-43.5%
Losses on assets (net)	(8,255)	(10,868)	-24.0%	(1,816)	(1,818)	-0.1%
Allowance for loan losses³	(8,233)	(9,983)	-17.5%	(1,768)	(1,811)	-2.4%
Losses on other assets (net)	(22)	(885)	n.a.	(48)	(7)	n.a.
Net gains on disposal of assets	140	3,403	-95.9%	(60)	35	n.a.
Net profit before tax	9,724	6,991	39.1%	2,665	2,578	3.4%
Income tax	(2,342)	(1,483)	57.9%	(747)	(643)	16.2%
Net profit	7,382	5,508	34.0%	1,918	1,935	-0.9%

1. Includes the Cayman tax reclassification.
2. Includes provisions for civil, labor and others litigations.
3. Includes recoveries of loans previously written off.

Net interest income in 2010 totaled R$ 24,095 million, 8.7% up over the same period in 2009. Net interest income in the quarter came to R$ 6,360 million, 5.4% up over the previous quarter.

Revenues from credit operations climbed by 2.9% in twelve months and 2.4% in the quarter, due to the growth in the average portfolio volume, which offset the decline in spreads. Revenues from deposits grew 0.6% in twelve months and 10.4% in the quarter, with the quarterly growth resulting from the increase in the average balance of time deposits.

The year-on-year increase in non-interest bearing liabilities and others was mainly the result of revenues from the proceeds of the IPO, the incorporation of the insurance business and the structural interest rate mismatch of the balance sheet, among other factors.

NET INTEREST INCOME (R$ Million)¹	2010	2009	Var.	4Q10	3Q10	Var.
			2010x2009			4Q10x3Q10
Credit	17,655	17,156	2.9%	4,615	4,508	2.4%
Average Volume	143,382	132,633	8.1%	153,209	145,723	5.1%
Spread (Annualized)	12.3%	12.9%	-0.6 p.p.	11.9%	12.3%	-0.4 p.p.
Deposits	952	946	0.6%	281	255	10.4%
Average Volume²	104,533	113,057	-7.5%	108,590	101,322	7.2%
Spread (Annualized)	0.9%	0.8%	0.1 p.p.	1.0%	1.0%	0.0 p.p.
Non-interest bearing liabilities and others	5,488	4,065	35.0%	1,465	1,274	15.1%
Total net interest income	24,095	22,167	8.7%	6,360	6,037	5.4%

1. Loans for the year 2009 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2010.
2. Includes demand deposits, saving deposits and time deposits.

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET) + EXCHANGE RATE DIFFERENCES

Gains (losses) on financial assets and liabilities (net) plus exchange differences totaled R$ 1,603 million in 2010, a 5.5% increase from the R$ 1,519 million in the same period of 2009, excluding the effect of the tax hedge of the investment at the Cayman branch.

GAINS (LOSSES) ON FINANCIAL ASSETS	2010	2009	Var.	4Q10	3Q10	Var.
AND LIABILITIES (NET) (R$ Million)			2010x2009			4Q10x3Q10
Total	1,875	2,665	-29.6%	380	786	-51.6%
Cayman Fiscal Hedge	272	1,146	-76.2%	147	314	-53.2%
Total excluding Cayman Hedge	1,603	1,519	5.5%	233	472	-50.6%

NET FEES

Net fees amounted to R$ 6,834 million in 2010, up 9.6% over the same period in 2009, due to the higher volume of business in the insurance and pension plans, cards and capital market operations.

Commissions from insurance, pension funds and capitalization (also called savings bonds) climbed 27.0% year on year, reaching R$ 1,497 million, being responsible for 53% of the increase in total commission in the period. This increase is largely due to the launch of new loan protection insurance products and the growth in residential and personal accident insurance sales, driven by the distribution of these products in the former Real Network.

Revenues from credit and debit cards totaled R$ 969 million in 2010, up 23.6% in twelve months, thanks to the strategy of innovation and focusing on customer needs, which resulted in card base growth and higher product penetration.

Asset management fees were R$ 865 million in 2010, a 16.6% increase year on year, due to the growth in the volume of assets under management.

Total fees in fourth quarter came to R$ 1,726 million, 2.8% down in the quarter, chiefly due to the 25.8% reduction in fees from foreign trade.

NET FEES (R$ Million)	2010	2009	Var.	4Q10	3Q10	Var.
			2010x2009			4Q10x3Q10
Banking fees	2,369	2,467	-3.9%	588	594	-1.0%
Insurance, pension plans and Capitalization	1,497	1,179	27.0%	394	380	3.8%
Asset management	865	742	16.6%	222	232	-4.0%
Credit and Debit Cards	969	785	23.6%	270	258	4.7%
Receiving services	506	503	0.6%	128	126	1.6%
Collection	398	390	2.1%	101	99	2.1%
Bills, taxes and fees	108	114	-4.7%	27	27	-0.2%
Capital markets	502	393	27.8%	138	131	5.7%
Foreign trade	456	397	15.0%	98	133	-25.8%
Others¹	(330)	(228)	44.9%	(112)	(78)	43.2%
Total	6,834	6,238	9.6%	1,726	1,776	-2.8%

1. Includes taxes and others.

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses (administrative + personnel) totaled R$ 11,230 million in 2010, up 2.6% compared to same period of 2009. Cost control efforts and the capture of synergies ensured that these expenses grew below the inflation rate in the period. In the fourth quarter general expenses stood at R$ 2,952 million, a 3.6% up turn compared to previous quarter.

Administrative expenses amounted to R$ 5,304 million in 2010, decrease 2.4% year on year. In 4Q10, these expenses totaled R$1,274 million, a decrease of 7.2% compared to prior quarter.

Personnel expenses reached R$ 5,926 million in 2010, up 7.5% year on year and 13.7% quarter on quarter. In the quarter, there were extraordinary expenses related to the collective agreement. As a result, was necessary an increase of the provision for the payment of the profit sharing and for the branch network variable compensation. Excluding these two effects, the year on year and quarter on quarter growth in personnel expenses can be explained by the expansion of the branch network and the effort to expand commercial teams distribution of the Small and Medium Enterprises.

As a result, the efficiency ratio in the quarter, obtained by dividing general expenses by total revenue, came to 35.9%, a 1.3 percentage point improved compared with the same period of 2009.

EXPENSES (R$ Million)	2010	2009	Var.	4Q10	3Q10	Var.
			2010x2009			4Q10x3Q10
ADMINISTRATIVE EXPENSES
Specialized third-party technical services	1,504	1,449	3.8%	368	380	-3.2%
Asset maintenance and conservation	966	1,043	-7.4%	241	253	-4.7%
Data processing	889	898	-1.0%	139	249	-44.2%
Advertising, promotions and publicity	422	497	-15.1%	141	121	16.5%
Communications	555	613	-9.5%	134	141	-5.0%
Transport and travel	151	168	-10.1%	43	37	16.2%
Security and surveillance	513	469	9.4%	132	128	3.1%
Others	304	299	1.7%	76	64	18.8%
Total	5,304	5,436	-2.4%	1,274	1,373	-7.2%
PERSONNEL EXPENSES
Salaries	3,731	3,364	10.9%	1,025	956	7.2%
Social security and pension plans	994	971	2.4%	285	237	20.3%
Benefits	792	749	5.7%	208	203	2.5%
Training	93	88	5.7%	38	19	100.0%
Others	316	339	-6.8%	122	61	100.0%
Total	5,926	5,511	7.5%	1,678	1,476	13.7%
ADMINISTRATIVE EXPENSES + PERSONNEL EXPENSES	11,230	10,947	2.6%	2,952	2,849	3.6%
DEPRECIATION AND AMORTIZATION	1,237	1,249	-1.0%	349	309	12.9%
TOTAL GENERAL EXPENSES AND AMORTIZATION	12,467	12,196	2.2%	3,301	3,158	4.5%

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses, including the income from recoveries, totaled R$ 8,233 million in 2010, 17.5% down year-on-year, as a result of the improvement cycle in the delinquency rate in recent quarters.

In the fourth quarter of 2010, the bank registered allowance expenses of R$ 1,768 million, a 2.4% decrease from the third quarter.

RESULT OF ALLOWANCE FOR LOAN LOSSES	2010	2009	Var.	4Q10	3Q10	Var.
(R$ Million)			2010x2009			4Q10x3Q10
Expense for allowance for loan losses	(9,051)	(10,520)	-14.0%	(1,997)	(2,064)	-3.2%
Income from recovery of credit written off as loss	818	538	52.1%	229	253	-9.4%
Total	(8,233)	(9,983)	-17.5%	(1,768)	(1,811)	-2.4%

DELINQUENCY RATIO (IFRS)

The delinquency ratio (credits overdue more than 90 days, plus performing loans with high delinquency risk) stood at 5.8% in the fourth quarter of 2010, 1.4 p.p. down from the same period in 2009. The ratio in the quarter fell by 0.3 p.p. The evolution of the ratio shows that the quality of the portfolio continues to improve as noticed in previous quarters.

In the individuals segment, the decline was steeper in the twelve-month comparison, from 9.3% to 7.6%, 1.7 p.p. down. The improvement in credit quality reflects the progress in the economic indicators. In December 2010, unemployment rate was 5.3%, the lowest since the beginning of the historical series in March 2002.

Note that the delinquency ratio is more conservative under IFRS than in BR GAAP and hence they are not comparable.

1. Portfolio overdue by more than 90 days plus loans with high default risk / credit portfolio

COVERAGE RATIO (IFRS)

The coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days plus performing loans with high delinquency risk. In fourth quarter of 2010, the ratio reached 98.3%, declining 3.4 p.p. in twelve months.

DELINQUENCY RATIO IN BR GAAP (OVER 90 DAYS)

Credits overdue more than 90 days amounted to 3.9% of the total portfolio in fourth quarter, a 2.0 p.p. decrease year on year. Delinquency levels improved in the quarter, both for the corporate segment and for the individual segment, with a reduction of the 2.0 p.p. over the same period in 2009.

1. Portfolio overdue by more than 90 days/ Credit Portfolio BR GAAP.

NON-PERFORMING LOANS (OVER 60 DAYS) Non-performing loans overdue more than 60 days reached 4.7% in 4Q10, decrease 2.1 p.p. year on year and 0.3 p.p. on the quarter.	1. Portfolio overdue by more than 60 days/ Credit Portfolio BR GAAP.

CONTIGENCIES PROVISIONS (NET)

Provisions (net) totaled R$ 1,974 million in 2010, 43.3% down year-on-year, mainly due to the reduction in sundry contingencies.

PROVISIONS (R$ Million)	2010	2009	Var.	4Q10	3Q10	Var.
			2010x2009			4Q10x3Q10
Provisions for civil, labor, fiscal and other contingencies	(1,974)	(3,481)	-43.3%	(382)	(674)	-43.4%

INCOME TAXES

In 2010, income taxes totaled R$ 2,342 million, 57.9% more than in the same period of 2009.

Note that the tax line includes income tax, social contribution, PIS, COFINS, and excludes the Cayman hedge effect, in accordance with the reconciliation on page 10 of this report.

BALANCE SHEET¹

ASSETS (R$ Million)	Dec/10	Dec/09	Var.	Sep/10	Var.
		Dec10xDec09		Dec10xSep10
Cash and balances with the Brazilian Central Bank	56,800	27,269	108.3%	53,361	6.4%
Financial assets held for trading	24,821	20,116	23.4%	23,738	4.6%
Other financial assets at fair value through profit or loss	17,939	16,294	10.1%	16,665	7.6%
Loans and advances to credit institutions	292	1,907	-84.7%	654	-55.4%
Loans and advances to customers	-	389	n.a.	3	n.a.
Debt Instruments	224	211	6.2%	223	0.4%
Equity Instruments	17,423	13,787	26.4%	15,785	10.4%
Available-for-sale financial assets	47,206	46,406	1.7%	40,627	16.2%
Loans and receivables	174,107	152,163	14.4%	169,250	2.9%
Loans and advances to credit institutions	22,659	24,228	-6.5%	24,771	-8.5%
Loans and advances to customers	160,559	138,005	16.3%	153,994	4.3%
Debt Instruments	81	-	n.a.	-	n.a.
Allowances for credit losses	(9,192)	(10,070)	-8.7%	(9,515)	-3.4%
Tangible assets	4,518	3,702	22.0%	4,212	7.3%
Intangible assets	31,962	31,618	1.1%	31,667	0.9%
Goodwill	28,312	28,312	0.0%	28,312	0.0%
Others	3,650	3,306	10.4%	3,355	8.8%
Tax assets	14,842	15,779	-5.9%	15,258	-2.7%
Other assets	2,468	2,625	-6.0%	2,853	-13.5%
Hedging derivatives	116	163	-28.8%	104	11.5%
Non-current assets held for sale	67	171	-60.8%	86	-22.1%
Investment in associates	371	419	-11.5%	440	-15.7%
Other	1,914	1,872	2.2%	2,223	-13.9%
Total assets	374,663	315,972	18.6%	357,631	4.8%

LIABILITIES (R$ Million)	Dec/10	Dec/09	Var.	Sep/10	Var.
		Dec10xDec09		Dec10xSep10
Financial liabilities held for trading	4,785	4,435	7.9%	5,014	-4.6%
Financial liabilities at amortized cost	253,341	203,567	24.5%	237,859	6.5%
Deposits from the Brazilian Central Bank	-	240	n.a.	-	n.a.
Deposits from credit institutions	42,392	20,956	102.3%	41,361	2.5%
Customer deposits²	167,949	149,440	12.4%	159,426	5.3%
Marketable debt securities	20,087	11,439	75.6%	14,944	34.4%
Subordinated liabilities	9,695	11,304	-14.2%	9,432	2.8%
Other financial liabilities	13,218	10,188	29.7%	12,696	4.1%
Insurance contracts	19,643	15,527	26.5%	17,893	9.8%
Provisions³	9,395	9,480	-0.9%	9,910	-5.2%
Tax liabilities	10,530	9,457	11.3%	10,047	4.8%
Other liabilities	3,605	4,240	-15.0%	3,829	-5.9%
Hedging derivatives	-	10	n.a.	17	n.a.
Other liabilities	3,605	4,228	-14.7%	3,812	-5.4%
Other financial Liabilities at fair value through profit or loss	-	2	n.a.	-	n.a.
Total liabilities	301,299	246,706	22.1%	284,552	5.9%
Total Equity[4]	73,364	69,266	5.9%	73,079	0.4%
Total liabilities and equity	374,663	315,972	18.6%	357,631	4.8%

1. Unaudited balance sheet accountant
2. Includes repo.
3. Provisions for pensions and contingent liabilities.
4. Includes minority interest and adjustment to market value.

In December 2010, total assets came to R$ 374,663 million, a 18.6% increase year on year, chiefly due to the growth of the credit portfolio and of the cash and balances with the Brazilian Central Bank.

SECURITIES

The securities portfolio totaled R$ 89,823 million in December 2010, up 11.4% in twelve months. Compared to September 2010, the balance of securities grew 11.6%.

SECURITIES (R$ Million)	Dec/10	Dec/09	Var.	Sep/10	Var.
			Dec10xDec09		Dec10xSep10
Public securities	55,823	53,987	3.4%	49,259	13.3%
Private securities, funds quotas / others	11,443	7,729	48.1%	10,333	10.7%
PGBL / VGBL fund quotas	17,423	13,787	26.4%	15,785	10.4%
Financial instruments	5,134	5,113	0.4%	5,093	0.8%
Total	89,823	80,616	11.4%	80,470	11.6%

CREDIT PORTFOLIO

Total credit portfolio came to R$ 160,558 million in December 2010, a 16.0% growth in twelve months and 4.3% increase in three months. Excluding the effect of the appreciation of the Real against the Dollar, credit would have grown by 16.8% over December 2009 and 4.6% over September 2010.

Moreover, the credit portfolio under IFRS standard does not include the acquisition of portfolio from other banks with co-obligation. Including the acquisition of portfolio and excluding the effect of the appreciation of the Real against the Dollar, the year-on-year credit growth (without the foreign exchange effect) would be 17.9%.

The expanded credit portfolio, that includes others credit risk transactions with clients, increased 18.8% in twelve months and 5.4% in the quarter. Noted that a significant portion of other loans were originated in the Corporate Segment.

The credit portfolio increased 19.1% in twelve months in BR GAAP, which came to R$ 173,053 million.

MANAGERIAL BREAKDOWN OF CREDIT TO CLIENTS	Dec/10	Dec/09	Var.	Sep/10	Var.
(R$ Million)			Dec10xDec09		Dec10xSep10
Individuals	50,981	43,200	18.0%	48,299	5.6%
Consumer finance	26,969	25,101	7.4%	26,455	1.9%
SMEs	38,306	31,448	21.8%	35,778	7.1%
Corporate	44,302	38,645	14.6%	43,466	1.9%
Total	160,558	138,394	16.0%	153,998	4.3%
Other credit risk transactions - Commercial Portfolio	7,674	3,230	137.6%	5,540	38.5%
Total expanded credit portfolio[1]	168,232	141,624	18.8%	159,538	5.4%
Total guarantees	22,563	20,967	7.6%	21,497	5.0%
Total credit with guarantees	190,795	162,591	17.3%	181,035	5.4%
Total expanded[1] credit portfolio - BR GAAP (excluding guarantees)	173,053	145,249	19.1%	164,624	5.1%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes and Promissory Notes

LOANS TO INDIVIDUALS

In December 2010, loans to individuals totaled R$ 50,981 million, up 18.0% in twelve months and 5.6% over the previous quarter, growing faster than the third quarter. This growth was mainly driven by credit cards and mortgages.

The volume of credit cards portfolio grew by 27.0% in twelve months and by 14.7% over the previous quarter to reach R$ 10,760 million in December 2010. The growth in the quarter is partly due to the seasonal growth in turnover and card base.

The payroll loan portfolio grew from R$ 10,084 million in December 2009 to R$ 13,800 million, a 36.9% increase, including portfolio acquired. Compared to September 2010, the increase reached 2.1%. Mortgages for individuals totaled R$ 6,698 million, up 28.2% in twelve months and 9.5% in three months.

CONSUMER FINANCE

The consumer finance portfolio reached R$ 26,969 million in December 2010, a 7.4% increase in twelve months and 1.9% in three months. In this segment the focus of activities has been centered on improving profitability.

CORPORATE AND SMEs LOANS

Corporate loans came to R$ 82,608 million in December 2010, up 17.9% year on year and 4.2% quarter on quarter.

Loans to large companies stood at R$ 44,302 million, up 14.6% year on year and 1.9% quarter on quarter. As a significant part of the other credit risk transactions with clients was carried out with large companies, the growth rate on quarterly and yearly bases in this segment would be materially higher in case these transactions are included.

Loans to small and medium companies totaled R$ 38,306 million in December 2010, a 21.8% upturn year on year and 7.1% in the quarter, maintaining the brisk growth pace compared to 4.5% average growth in the first three quarters of 2010. This performance is the result of the reorganization of commercial activities and operational procedures to ensure greater speed and efficiency in granting loans in this segment.

INDIVIDUAL AND CORPORATE LOANS PORTFOLIO BY PRODUCT

The following table provides the breakdown of the credit portfolio by product. As mentioned before, products for individuals that presented better evolution in twelve and three months were payroll loans, credit cards and mortgages.

The leading performers in corporate loans were mortgages and trade finance, which grew 39.7% and 38.7%, respectively, in twelve months.

BREAKDOWN OF MANAGERIAL CREDIT	Dec/10	Dec/09	Var.	Sep/10	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Dec10xDec09		Dec10xSep10
Individuals
Leasing / Auto Loans¹	2,471	2,121	16.5%	2,385	3.6%
Credit Card	10,760	8,472	27.0%	9,383	14.7%
Payroll Loans²	13,800	10,084	36.9%	13,518	2.1%
Mortgages	6,698	5,226	28.2%	6,114	9.5%
Agricultural Loans	2,817	3,073	-8.3%	2,893	-2.6%
Personal Loans / Others	18,635	16,445	13.3%	18,391	1.3%
Total Individuals including acquired portfolio	55,181	45,420	21.5%	52,684	4.7%
Total Individuals	50,981	43,200	18.0%	48,299	5.6%
Consumer Finance	26,969	25,101	7.4%	26,455	1.9%
Corporate and SMEs
Leasing / Auto Loans	3,051	2,932	4.0%	3,024	0.9%
Construction Loans	5,392	3,860	39.7%	5,119	5.3%
Trade Finance	19,820	14,293	38.7%	18,937	4.7%
On-lending	8,077	12,835	-37.1%	7,540	7.1%
Agricultural Loans	2,063	2,016	2.3%	1,920	7.4%
Working capital / Others	44,206	34,157	29.4%	42,703	3.5%
Total Corporate and SMEs	82,608	70,093	17.9%	79,244	4.2%
Total Credit	160,558	138,394	16.0%	153,998	4.3%
Other Credit Risk Transactions with clients[3]	7,674	3,230	137.6%	5,540	38.5%
Total Expanded[3] Credit Portfolio	168,232	141,624	18.8%	159,538	5.4%
Acquired portfolio	4,200	2,220	89.2%	4,385	-4.2%
Total Expanded[3] Credit Portfolio including acquired portfolio	172,432	143,844	19.9%	163,923	5.2%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 24,173 million in 4Q10, R$ 23,691 million in 3Q10 and R$ 22.575 million in 4Q09.
2. Includes Payroll Loan acquired portfolio
3. Includes Debentures, FIDC, CRI, Floating Rate Notes and Promissory Notes

FUNDING

Deposits from clients and asset under management reached R$ 264,581 million in December 2010, up by 10.5% in twelve months, led by savings deposits (+20.2% yoy) and Debenture/LCI/LCA (+51.8% yoy).

In comparison with the previous quarter, it is worth highlighting the increase in demand deposits (8.8%) and time deposits (4.5%). This is explained by the increasing need for funding due to the accelerating credit growth.

Funding from clients totaled R$ 153,243 million in December 2010, growing by 8.6% from December of 2009 and 5.1% from September of 2010.

FUNDING (R$ Million)	Dec/10	Dec/09	Var.	Sep/10	Var.
			Dec10xDec09		Dec10xSep10
Demand deposits	16,131	15,140	6.5%	14,820	8.8%
Savings deposits	30,304	25,217	20.2%	27,903	8.6%
Time deposits	68,916	75,771	-9.0%	65,957	4.5%
Debenture/LCI/LCA¹	37,892	24,962	51.8%	37,117	2.1%
Funding from Clients	153,243	141,090	8.6%	145,797	5.1%
Assets under management	111,338	98,407	13.1%	107,305	3.8%
Total	264,581	239,497	10.5%	253,102	4.5%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The following table shows the sources of funds used in credit operations, which includes deposits from clients, net of reserve requirements, offshore and domestic funding, as well as securities issued abroad.

The ratio of credit portfolio to total funding in 4Q10 was 104%. The increase in this ratio occurred due the rise in the reserve requirements on account of the change in regulation. In the quarter there is an improvement of this indicator, with a decline of 5.7 p.p. in the period.

The bank has a comfortable liquidity position and has stable and adequate funding sources for each type of credit line.

FUNDING VS. CREDIT (R$ Million)	Dec/10	Dec/09	Var.	Sep/10	Var.
			Dec10xDec09		Dec10xSep10
Funding from Clients	153,243	141,090	8.6%	145,797	5.1%
(-) Compulsory Deposits	(53,642)	(23,638)	126.9%	(50,285)	6.7%
Funding from Clients Net of Compulsory	99,601	117,452	-15.2%	95,512	4.3%
Borrowing and Onlendings	26,152	19,409	34.7%	25,259	3.5%
Subordinated Debts	9,695	11,304	-14.2%	9,432	2.8%
Funding Offshore	11,567	4,223	173.9%	6,633	74.4%
Letras Financeiras [1]	6,639	n.a	n.a	2,932	126.4%
Total Funding (A)	153,654	152,388	0.8%	139,768	9.9%
Total Credit (B)	160,558	138,394	16.0%	153,998	4.3%
B / A (%)	104%	91%	13.7 p.p.	110%	-5.7 p.p.

1 - Bonds issued by Financial Institution on the domestic market

BIS RATIO – BR GAAP

The BIS ratio reached 22.1% in December 2010, decrease 3.5 p.p. than in the same period of 2009. Note that, according to Brazilian regulations, the minimum ratio is 11%.

In twelve months, the regulatory capital tier II decrease 1.8 p.p., basically due to the early redemption of the subordinated debt in the amount of R$1.5 billion in January 2010 and US$ 0.5 Billion of perpetual securities in September 2010. The plan to carry out early redemption has been signaled at the Public Offering of shares process.

The calculated BIS ratio excludes the amount of unamortized goodwill from the capital base.

OWN RESOURCES and BIS (R$ Million)	Dec/10	Dec/09	Var.	Sep/10	Var.
			Dec10xDec09		Dec10xSep10
Adjusted Tier I Regulatory Capital¹	44,884	42,353	6.0%	45,318	-1.0%
Tier II Regulatory Capital	7,433	9,973	-25.5%	7,260	2.4%
Tier I and II Regulatory Capital¹	52,317	52,326	0.0%	52,578	-0.5%
Required Regulatory Capital	26,020	22,483	15.7%	25,384	2.5%
Risk-weighted assets	236,545	204,391	15.7%	230,764	2.5%
Basel II Ratio	22.1%	25.6%	-3.5 p.p.	22.8%	-0.7 p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial group)
1. Excludes the effect of goodwill relating to the merger of the shares of Banco Real and AAB Dois Par as per international rules.

PROFIT BY SEGMENT

The bank has three business segments: Commercial Bank, Wholesale Banking and Asset Management / Insurance. Commercial Bank includes products and services for retail, consumer financing, small and medium companies and corporate clients, except those served by Global Wholesale Banking (GB&M). GB&M comprises products and services for global corporate clients, treasury and investment banking activities. The Asset Management / Insurance segment encompasses asset management, pension funds, capitalization and insurance.

In 2010, Commercial Bank accounted for 64% of total profit[1] before tax according to IFRS. GB&M represented 28% and Asset Management and Insurance responded for 8%.

Commercial Bank’s profit[1] before tax in 2010 totaled R$ 6,347 million, R$ 1,452 million or 29.7% more than in the same period of 2009, maintaining its share of the results (64%) in relation to the previous quarter, thanks to the growth of the credit portfolio, combined with the decrease in delinquency and increase in net interest income.

Global Wholesale banking reported profit1 before tax of R$ 2,818 million in 2010, up 6.3% in twelve months or R$ 167 million over the same period the previous year.

Asset Management and Insurance posted profit¹ before tax of R$ 832 million in 2010, an increase of 40.6% or R$ 240 million over the same period the previous year, as a result of the implementation of new credit life products and increased sales of home insurance and personal accident insurance to the customer base.

_____________________________
1 Does not consider the Cayman hedge adjustment

CARDS

NUMBER OF TRANSACTIONS AND TURNOVER

In 4Q10, the number of transactions of credit cards grew by 38.2% over 4Q09 and 10.8% compared to previous quarter, totaling 192 million.

Total turnover reached R$ 33.9 billion, an increase of 19.8% in twelve months and 16.1% in three months.

CREDIT PORTFOLIO

The credit card portfolio rose by 27.0% in twelve months and by 14.3% in the quarter to reach R$ 11.1 billion in December 2010. Of this total, 27% was financed portfolio and 73% was non-financed portfolio. This distribution shows a higher concentration in the non-financed portfolio compared to the previous quarter due to the seasonal effect expected in the period.

Financed portfolio grew 20% in 12 months, strongly driven by the strategy of offering installment payment of bills as a sustainable credit product through all channels of the bank.

CARD BASE

Our growth strategy is based on increasing our market share and profitability by launching innovative products and focusing on acquiring customers. Since 2006, we have launched credit card products tailored to the needs of diverse customer profiles and directed at stimulating demand for our products.

Continuing this innovation strategy, in 2010 we launched the Santander Elite Platinum, Santander Style Platinum and the Ferrari Cards, thanks to Santander’s global partnership.

These differentiated credit cards, combined with our focus on growing the client base, enabled us to expand our card base by 18.3% in 2010. Credit cards base totaled 11.5 million in December 2010, 1.8 million new cards in twelve months and 3.6% increase in three months.

Debit cards totaled 25.8 million in December 2010, up 9.3% in one year and 2.0% over September 2010.

RISK MANAGEMENT

CORPORATE GOVERNANCE OF THE RISK FUNCTION

The high risk management committees framework of Banco Santander are set based on corporate risk standards which are structured by type of business and risk segment.

The Executive Risk Committees have their level of approvals delegated by the Risk Committee of Banco Santander in Spain and have the following responsibilities:

- Integrate and adapt the risk functions in Banco Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.

- Approve risk level for Individuals and Corporate clients, Indicative Letters, Pre-classifications and limits/products for Treasury departments which may exceed Banco Santander´s Inferior Committees jurisdiction.

- Set references on general themes related to Market Risk, Country Risk, GBM, Corporate, and Credit/ Retail management programs.

- Know and decide over relevant risk matters.

- Know the recommendations periodically made by the regulators, as well as the observations from the Internal and Independent Audit.

- Supervise the assumed risk levels, for the regulations to be followed.

- Previously validate the proposals which exceed the allowed jurisdictions, for appearance for the Corporative Risk Committees at Banco Santander.

- Approving the maximum performance milestones for credit portfolios

The risk function at Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the Chief Executive Officer of Banco Santander and the Chief Risk Officer of Santander in Spain.

Further details of the structure, methodologies and risk management control systems are provided by the report, available on the website www.santander.com.br.

CREDIT RISK

Banco Santander develops Credit Risk Management policies and strategies with the support of several departments, which are responsible for guaranteeing the adequacy of the operating systems and internal procedures applied into risk management.

These systems and processes are applied in the identification, measurement, control and reduction of risk exposure on individual transactions or grouped by similarity.

The specialization of the risk function is organized on the basis of the type of customer to distinguish between customers under individualized management, standardized and industrialized customers.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by Banco Santander to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

MARKET RISK

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility. Practices are used in market risk management that include measuring and monitoring of the use of limits previously set by internal committees, the risk value of the portfolios, of the sensitivities to fluctuations in interest rates, foreign exchange exposure, the liquidity gaps, among others. This allows the monitoring of risks that may affect the positions of the bank portfolios in the various markets it serves.

Banco Santander operates according to global policies, within Banco Santander risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Executive capacity sustained by knowledge and proximity with the client;

- Global and far-reaching of the function (different types of risk);

- Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates;

- Management and improvement of the equation risk/return; and Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 520 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the local and global corporate definitions

OPERATIONAL RISKS, INTERNAL CONTROLS AND SARBANES-OXLEY LAW

Banco Santander´s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are independent, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, are in accordance with the requirements of CMN Resolutions 2,554/1998 and 3,380/2006, Circular Susep 249/2004 Circular Bacen 3,467/2009, CVM Instruction 480, New Basel Accord -BIS II, and Sarbanes-Oxley requirements. Banco Santander also complies with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission –Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the management risk operational and technology and the internal control system, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

In compliance with Bacen Circular 3,383/2008, the Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2009 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2010, and no material issues were identified. For 2010, the certification process will be completed by February, 2011.

ENVIRONMENTAL AND SOCIAL RISK

Banco Santander has implemented a Socio-Environmental Risk Practice, which in addition to lending, provides analysis of social and environmental issues on the acceptance of clients.

The area examines the social/environmental management of items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team graduated in biology, geology, chemistry and environmental engineering monitors the social and environmental practices of customers and a team of financial analysts is in charge of studying the likelihood of harm related to these practices that may affect the securities and financial condition of the Bank's clients.

SUSTAINABLE DEVELOPMENT

The last quarter of 2010 ended with significant advances, showing that the issue of Sustainable Development has been addressed by the Organization in a strategic manner. Among the business highlights is Santander Microcrédito, which closed one of its best years, with the credit portfolio growing by 35% and the client base growing by 10%.

The Santander branches inaugurated in 2010 used sustainable construction techniques. The procedure is the standard for all our constructions, which is pioneer in the Brazilian financial markets. Moreover, seven administrative buildings and the branch office at Fernando de Noronha in Pernambuco were recertified ISO 14001. In December, the Torre Santander in São Paulo received the LEED CS (Leadership in Energy and Environmental Design Core and Shell), gold level certification -our second building to obtain the certification. Honoring its commitment to engage an increasingly larger audience, the online actions of the Sustainability Practices Space received almost a million hits in 2010, while onsite actions saw the participation of around 2,500 people (67% more than in 2009) and 920 organizations (up 7%).

In November, Santander Universidades handed out 100 Formula Santander Program scholarships, equivalent to 5,000 Euros, at an event in which Felipe Massa and D. Emilio Botín participated. This initiative will promote the interchange of people, cultures and knowledge, besides encouraging research and technology. Santander Universidades Brasil ended 2010 with 401 participating universities from a total of 933 worldwide.

CORPORATE GOVERNANCE

The corporate governance model adopted by the Banco Santander is mainly characterized by the protection of shareholders’ rights, coupled with fair treatment and transparency. In addition to these two fundamental management pillars, Banco Santander has adopted the recommendations made by the Brazilian Corporate Governance Institute, which also include the principles of accountability and corporate responsibility.

Banco Santander’s corporate governance practices are constantly being improved. In this regard, the Regulations of the Appointments and Compensation Committee were approved in the fourth quarter of 2010. These lay down the general rules relating to the organization, functioning and structuring of the committee’s activities, updates to the Policy for the Disclosure of Material Acts or Facts and the Securities Trading Policy of Banco Santander, as well as amendments to the Regulations of the Audit committee, with the objective of improving the text and compliance with new rules and requirements.

Banco Santander, as a result of good corporate governance practices, was selected in 2010 to join the Corporate Sustainability Index (ISE) of the Stock Exchange (BM&FBovespa). Here are only listed companies that stand out for taking best practices in economic and financial, social, environmental and corporate governance. Santander shares were included in the IBOVESPA and IBrX stock indices.

In January 2011 Banco Santander joined the new indicator of BM&F Bovespa - IGCT - Corporate Governance Index Trade. The index will reflect the daily performance of stocks issued by companies that voluntarily adopt corporate governance standards differentiated.

In this context of improvement of Corporate Governance practices, was approved at the Board of Directors held on September 22, 2010, the Policy on Related Party Transactions, which provides for the rules to be observed in the case of Transactions with Related Parties, to ensure transparency and interests of Banco Santander in operations, and avoid conflicts of interest.

According to the Level 2 Regulation of the Securities, Commodities and Futures Exchange (BM&FBovespa), Banco Santander is bound to the arbitration of the Market Arbitration Panel, as the arbitration clause in the bylaws. In www.santander.com.br/ri in the corporate governance section, you can find a complete description of the minimum requirements to be listed in the Corporate Governance Level 2 of the BM&F Bovespa.

Pursuant to CVM Instruction 480/2009, in the minutes of meeting held in February 2, 2011, the Board finds that discussed, reviewed and concurred with the views expressed in the opinion of the independent auditors and the BR GAAP financial statements for the year ended on December 31, 2010

SUMMARIZED BALANCE SHEET1

ASSETS (R$ Million)	Dec/10	Sep/10	Jun/10	Mar/10	Dec/09
Cash and balances with the Brazilian Central Bank	56,800	53,361	42,344	36,835	27,269
Financial assets held for trading	24,821	23,738	35,902	23,133	20,116
Other financial assets at fair value through profit or loss	17,939	16,665	16,213	15,873	16,294
Loans and advances to credit institutions	292	654	1,076	1,225	1,907
Loans and advances to customers	-	3	221	232	389
Debt Instruments	224	223	210	208	211
Equity Instruments	17,423	15,785	14,706	14,208	13,787
Available-for-sale financial assets	47,206	40,627	42,579	37,183	46,406
Loans and receivables	174,107	169,250	156,804	150,003	152,163
Loans and advances to credit institutions	22,659	24,771	20,282	20,330	24,228
Loans and advances to customers	160,559	153,994	146,308	139,678	138,005
Debt Instruments	81	-	-	-	-
Allowances for credit losses	(9,192)	(9,515)	(9,786)	(10,005)	(10,070)
Tangible assets	4,518	4,212	3,977	3,835	3,702
Intangible assets	31,962	31,667	31,630	31,587	31,618
Goodwill	28,312	28,312	28,312	28,312	28,312
Others	3,650	3,355	3,318	3,275	3,306
Tax assets	14,842	15,258	15,250	14,834	15,779
Other assets	2,468	2,853	2,547	2,766	2,625
Hedging derivatives	116	104	107	133	163
Non-current assets held for sale	67	86	93	41	171
Investment in associates	371	440	429	423	419
Other	1,914	2,223	1,918	2,169	1,872
Total assets	374,663	357,631	347,246	316,049	315,972

LIABILITIES AND EQUITY (R$ Million)	Dec/10	Sep/10	Jun/10	Mar/10	Dec/09
Financial liabilities held for trading	4,785	5,014	4,668	4,505	4,435
Financial liabilities at amortized cost	253,341	237,859	232,373	203,499	203,567
Deposits from the Brazilian Central Bank	-	-	-	117	240
Deposits from credit institutions	42,392	41,361	47,784	24,092	20,956
Customer deposits[2]	167,949	159,426	150,378	147,287	149,440
Marketable debt securities	20,087	14,944	12,168	11,271	11,439
Subordinated liabilities	9,695	9,432	10,082	9,855	11,304
Other financial liabilities	13,218	12,696	11,961	10,877	10,188
Insurance contracts	19,643	17,893	16,693	16,102	15,527
Provisions[3]	9,395	9,910	9,662	9,881	9,480
Tax liabilities	10,530	10,047	9,199	8,516	9,457
Other liabilities	3,605	3,829	3,032	2,817	4,240
Hedging derivatives	-	17	42	37	10
Other liabilities	3,605	3,812	2,988	2,778	4,228
Other financial Liabilities at fair value through profit or loss	-	-	2	2	2
Total liabilities	301,299	284,552	275,627	245,320	246,706
Total Equity[4]	73,364	73,079	71,619	70,729	69,266
Total liabilities and equity	374,663	357,631	347,246	316,049	315,972

1. Unaudited balance sheet accountant
2. Includes repo.
3. Provisions for pensions and contingent liabilities.
4. Includes minority interest and adjustment to market value.

SUMMARIZED MANAGERIAL FINANCIAL STATEMENTS

In order to provide a better understanding of the IFRS results, we present the managerial income statement, which differs from Reported (unaudited accounting) Income Statement due to the adjustment of the fiscal hedge over the investment in the Cayman branch. The impact of the fiscal hedge in the income tax line was adjusted to the gain (losses) on financial assets and liabilities plus exchange rates differences.

MANAGERIAL FINANCIAL STATEMENT ADJUSTED BY	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09
CAYMAN'S FISCAL HEDGE (R$ Millions)
Interest and similar income	11,189	10,603	9,839	9,278	9,841	9,731	9,775	9,996
Interest and similar expense	(4,829)	(4,566)	(3,974)	(3,445)	(3,991)	(4,075)	(4,286)	(4,824)
Net Interest Income	6,360	6,037	5,865	5,833	5,850	5,656	5,489	5,172
Income from equity instruments	32	2	14	4	8	7	8	7
Share of results of entities accounted for using the equity method	10	11	13	10	5	33	52	205
Net fees	1,726	1,776	1,710	1,622	1,666	1,556	1,573	1,443
Fee and commission income	2,034	2,029	1,929	1,841	1,888	1,797	1,799	1,664
Fee and commision expense	(308)	(253)	(219)	(219)	(222)	(241)	(226)	(221)
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	233	472	290	608	306	240	459	514
Other operating income (expenses)	(138)	(105)	(60)	(45)	(59)	106	(110)	(53)
Total income	8,223	8,193	7,832	8,032	7,776	7,598	7,471	7,288
General expenses	(2,952)	(2,849)	(2,774)	(2,655)	(2,893)	(2,674)	(2,649)	(2,731)
Administrative expenses	(1,274)	(1,373)	(1,357)	(1,300)	(1,423)	(1,345)	(1,297)	(1,371)
Personnel expenses	(1,678)	(1,476)	(1,417)	(1,355)	(1,470)	(1,329)	(1,352)	(1,360)
Depreciation and amortization	(349)	(309)	(293)	(286)	(265)	(339)	(328)	(317)
Provisions (net)¹	(381)	(674)	(290)	(629)	(482)	(1,190)	(1,250)	(559)
Losses on assets (net)	(1,816)	(1,818)	(2,214)	(2,407)	(2,125)	(3,844)	(2,518)	(2,381)
Allowance for loan losses²	(1,768)	(1,811)	(2,251)	(2,403)	(2,148)	(3,008)	(2,467)	(2,360)
Losses on other assets (net)	(48)	(7)	37	(4)	23	(836)	(51)	(21)
Net gains on disposal of assets	(60)	35	48	117	34	2,280	1,040	49
Net profit before tax	2,665	2,578	2,309	2,172	2,045	1,831	1,766	1,349
Income tax	(747)	(643)	(543)	(409)	(454)	(359)	(153)	(517)
Net profit	1,918	1,935	1,766	1,763	1,591	1,472	1,613	832

1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

Under Brazilian income tax rules, gains (losses) resulting from the impact of changes in the BRL_USD exchange rate on our dollar denominated investments in Cayman are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portfolio, comprised of derivatives, is set up in such a way that the net profit is insensitive to this tax related foreign exchange exposure. Though, our effective tax rate and the gain (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange movements.

The table below presents the fiscal hedge results which were reclassified in the managerial income statement.

CAYMAN'S FISCAL HEDGE (R$ Million)	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09	1Q09
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	147	314	(140)	(49)	84	338	592	132
Income tax	(147)	(314)	140	49	(84)	(338)	(592)	(132)

ADDITIONAL FINANCIAL INFORMATION

ANNEXES

Additional Unaudited Financial Information
December 31, 2010

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2010 AND 2009
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais)

ASSETS	2010	2009

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	56,800,151	27,269,012

FINANCIAL ASSETS HELD FOR TRADING	24,821,365	20,115,652
Loans and amounts due from credit institutions	47,662	67,170
Debt instruments	16,472,413	12,554,035
Equity instruments	3,283,931	2,544,441
Trading derivatives	5,017,359	4,950,006

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	17,939,781	16,294,460
Loans and amounts due from credit institutions	292,034	1,907,265
Loans and advances to customers	-	389,113
Debt instruments	224,388	210,973
Equity instruments	17,423,359	13,787,109

AVAILABLE-FOR-SALE FINANCIAL ASSETS	47,206,019	46,406,120
Debt instruments	45,477,982	44,745,924
Equity instruments	1,728,037	1,660,196

LOANS AND RECEIVABLES	174,106,525	152,162,954
Loans and amounts due from credit institutions	22,658,520	24,228,143
Loans and advances to customers	151,366,561	127,934,811
Debt instruments	81,444	-

HELD-TO-MATURITY INVESTMENTS	-	-

HEDGING DERIVATIVES	115,640	163,425

NON-CURRENT ASSETS HELD FOR SALE	66,821	171,464

INVESTMENTS IN ASSOCIATES	370,586	419,122

TANGIBLE ASSETS	4,518,109	3,701,769

INTANGIBLE ASSETS	31,962,619	31,617,939
Goodwill	28,312,236	28,312,236
Other intangible assets	3,650,383	3,305,703

TAX ASSETS	14,842,066	15,779,222
Current	1,217,186	2,162,063
Deferred	13,624,880	13,617,159

OTHER ASSETS	1,913,001	1,871,437

TOTAL ASSETS	374,662,683	315,972,576

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2010 AND 2009
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais)

LIABILITIES AND EQUITY	2010	2009

FINANCIAL LIABILITIES HELD FOR TRADING	4,784,653	4,434,734
Trading derivatives	4,755,314	4,401,709
Short positions	29,339	33,025

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	-	1,795
Deposits from credit institutions	-	1,795

FINANCIAL LIABILITIES AT AMORTISED COST	253,340,771	203,567,734
Deposits from the Brazilian Central Bank	-	240,113
Deposits from credit institutions	42,391,572	20,955,846
Customer deposits	167,949,201	149,440,156
Marketable debt securities	20,086,645	11,439,010
Subordinated liabilities	9,695,105	11,304,445
Other financial liabilities	13,218,248	10,188,164

HEDGING DERIVATIVES	112	9,806

LIABILITIES FOR INSURANCE CONTRACTS	19,643,129	15,527,197

PROVISIONS	9,395,161	9,480,262
Provisions for pensions funds and similar obligations	1,190,108	1,096,799
Provisions for contingent liabilities, commitments and other provisions	8,205,053	8,383,463

TAX LIABILITIES	10,529,625	9,456,537
Current	6,249,466	5,588,680
Deferred	4,280,159	3,867,857

OTHER LIABILITIES	3,605,838	4,227,768

TOTAL LIABILITIES	301,299,289	246,705,833

SHAREHOLDERS' EQUITY	72,571,563	68,706,363
Shared capital	62,634,585	62,612,455
Reserves	6,094,885	2,161,302
Profit for the year attributable to the Parent	7,382,093	5,507,606
Less: Dividends and remuneration	(3,540,000)	(1,575,000)

VALUATION ADJUSTMENTS	783,755	559,042
Available-for-sale financial assets	949,597	791,966
Cash flow hedges	(165,842)	(232,924)

NON-CONTROLLING INTERESTS	8,076	1,338

TOTAL EQUITY	73,363,394	69,266,743
TOTAL LIABILITIES AND EQUITY	374,662,683	315,972,576

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais, except for per share data)

	2010	2009	2008
Interest and similar income	40,909,204	39,342,956	23,767,814
Interest expense and similar charges	(16,814,126)	(17,175,865)	(12,329,845)
NET INTEREST INCOME	24,095,078	22,167,091	11,437,969
Income from equity instruments	51,721	29,903	36,972
Income from companies accounted for by the equity method	43,942	295,414	112,330
Fee and commission income	7,833,293	7,148,164	4,809,014
Fee and commission expense	(997,785)	(910,402)	(555,311)
Gains (losses) on financial assets and liabilities (net)	1,458,150	2,716,323	(1,286,113)
Financial assets held for trading	1,159,058	2,032,272	(1,214,846)
Other financial instruments at fair value through profit or loss	(26,828)	(10,132)	39,956
Financial instruments not measured at fair value through profit or loss	254,162	755,916	320,307
Other	71,758	(61,733)	(431,530)
Exchange differences (net)	416,900	(51,191)	1,475,779
Other operating income (expense)	(347,999)	(115,624)	(59,817)
TOTAL INCOME	32,553,300	31,279,678	15,970,823
Administrative expenses	(11,230,602)	(10,947,217)	(7,184,937)
Personnel expenses	(5,926,176)	(5,510,972)	(3,548,162)
Other administrative expenses	(5,304,426)	(5,436,245)	(3,636,775)
Depreciation and amortization	(1,237,410)	(1,248,612)	(846,005)
Tangible assets	(487,626)	(447,138)	(301,731)
Intangible assets	(749,784)	(801,474)	(544,274)
Provisions (net)	(1,974,326)	(3,480,693)	(1,230,317)
Impairment losses on financial assets (net)	(8,233,810)	(9,966,404)	(4,099,284)
Loans and receivables	(8,232,912)	(9,982,881)	(4,102,645)
Other financial instruments not measured at fair value through profit or loss	(898)	16,477	3,361
Impairment losses on other assets (net)	(20,600)	(900,554)	(77,277)
Other intangible assets	(813)	(859,216)	(52,002)
Other assets	(19,787)	(41,338)	(25,275)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(59,186)	3,369,301	6,611
Gains (losses) on non-current assets held for sale not classified as discontinued operations	199,137	31,630	9,219
OPERATING PROFIT BEFORE TAX	9,996,503	8,137,129	2,548,833
Income taxes	(2,613,929)	(2,629,165)	(170,207)
CONSOLIDATED PROFIT FOR THE YEAR	7,382,574	5,507,964	2,378,626
Profit attributable to the Parent	7,382,093	5,507,606	2,378,395
Profit attributable to non-controlling interests	481	358	231

EARNINGS PER SHARE (Reais)
Basic and Diluted earnings per 1,000 share (Reais - R$)
Common shares	17.67	15.32	11.59
Preferred shares	19.44	16.85	12.75
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares	212,841,732	183,650,861	104,926,194
Preferred shares	186,202,385	159,856,132	91,168,064

CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent
	Shareholders' Equity

	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Non-controlling Interests	Total Equity

Balances at December 31, 2007	8,331,448	701,800	-	1,902,999	(2,264,768)	8,671,479	1,537,044	10,208,523	57	10,208,580

Total recognized income and expense	-	-	-	2,378,395	-	2,378,395	(1,023,427)	1,354,968	231	1,355,199
Other Changes in Equity						-		-	-	-
Appropriation of profit for the year	-	1,902,999	-	(1,902,999)	-	-	-	-	-	-
Dividends/Remuneration	-	(2,264,768)	-	-	811,723	(1,453,045)	-	(1,453,045)	-	(1,453,045)
Capital increase	38,820,753	900,000	-	-	-	39,720,753	-	39,720,753	-	39,720,753
Other	-	-	-	-	-	-	-	-	4,991	4,991
Balances at December 31, 2008	47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478

Total recognized income and expense	-	-	-	5,507,606	-	5,507,606	45,425	5,553,031	358	5,553,389
Other Changes in Equity
Appropriation of profit for the year	-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,453,045)	-	-	(121,955)	(1,575,000)	-	(1,575,000)	-	(1,575,000)
Capital increase	15,460,254	-	-	-	-	15,460,254	-	15,460,254	(4,046)	15,456,208
Acquisition of own shares	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other	-	(4,079)	1,948	-	-	(2,131)	-	(2,131)	(253)	(2,384)
Balances at December 31, 2009	62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense	-	-	-	7,382,093	-	7,382,093	224,713	7,606,806	481	7,607,287
Other Changes in Equity
Appropriation of profit for the year	-	5,507,606	-	(5,507,606)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,575,000)	-	-	(1,965,000)	(3,540,000)	-	(3,540,000)	-	(3,540,000)
Capital increase	22,130	(22,130)	-	-	-	-	-	-	-	-
Share-based payments	-	20,976	-	-	-	20,976	-	20,976	-	20,976
Other	-	2,131	-	-	-	2,131	-	2,131	6,257	8,388
Balances at December 31, 2010	62,634,585	6,094,885	-	7,382,093	(3,540,000)	72,571,563	783,755	73,355,318	8,076	73,363,394

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

FINANCIAL ASSETS

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, other than the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at December 31, 2010 and 2009 is as follows:

Thousands of Reais	2010

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	47,662	292,034	-	22,658,520	22,998,216
Loans and advances to customers	-	-	-	151,366,561	151,366,561
Of which:
Loans and advances to customers, gross	-	-	-	160,558,323	160,558,323
Impairment losses	-	-	-	(9,191,762)	(9,191,762)
Debt instruments	16,472,413	224,388	45,477,982	81,444	62,256,227
Equity instruments	3,283,931	17,423,359	1,728,037	-	22,435,327
Trading derivatives	5,017,359	-	-	-	5,017,359
Total	24,821,365	17,939,781	47,206,019	174,106,525	264,073,690

Thousands of Reais	2009

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for-Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	67,170	1,907,265	-	24,228,143	26,202,578
Loans and advances to customers	-	389,113	-	127,934,811	128,323,924
Of which:
Loans and advances to customers, gross	-	389,113	-	138,005,290	138,394,403
Impairment losses	-	-	-	(10,070,479)	(10,070,479)
Debt instruments	12,554,035	210,973	44,745,924	-	57,510,932
Equity instruments	2,544,441	13,787,109	1,660,196	-	17,991,746
Trading derivatives	4,950,006	-	-	-	4,950,006
Total	20,115,652	16,294,460	46,406,120	152,162,954	234,979,186

b) Valuation adjustments for impairment of financial assets

Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the years ended on December 31, 2010 and 2009 were as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	10,070,479	8,181,156
Impairment losses charged to income for the period – Loans and receivables	9,050,547	10,520,390
Write-off of impaired balances against recorded impairment allowance	(9,929,264)	(8,631,067)
Balance at end of year	9,191,762	10,070,479
Recoveries of loans previously charged off	817,635	537,509

Considering the amounts of “Recoveries of loans previously charged off” and those recognized under “Impairment losses charged to income”, the impairment losses recognized in income statements on “Loans and Receivables” amounted to R$8,232,912 thousand and R$9,982,881 thousand in the years ended on December 31, 2010 and 2009, respectively.

c) Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the years ended on December 31, 2010 and 2009 is as follows:

Thousands of Reais	2010	2009

Balance at beginning of year	9,899,884	7,730,464
Net additions	9,378,028	10,800,487
Written-off assets	(9,929,264)	(8,631,067)
Balance at end of year	9,348,648	9,899,884

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

INVESTMENTS IN ASSOCIATES

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments		Results of Investments
Thousands of Reais	2010	2009	2010	2009	2010	2009

Norchem Holding e Negócios S.A.	21.75%	21.75%	22,325	24,056	1,780	2,870
Norchem Participações e Consultoria S.A.	50.00%	50.00%	28,525	28,918	2,432	1,297
Companhia de Crédito, Financiamento e Investimento RCI Brasil	39.58%	39.58%	106,939	101,303	21,025	16,720
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	202,825	189,088	18,017	13,133
Celta Holding S.A.(3)	-	26.00%	-	65,612	522	4,267
ABN AMRO Brasil Dois Participações S.A. (2)	-	-	-	-	-	126,442
Companhia Brasileira de Meios de Pagamento - Visanet (2)	-	-	-	-	-	115,796
Cibrasec - Companhia Brasileira de Securitização (1)	13.64%	13.64%	9,972	10,145	166	475
Others (2)	-	-	-	-	-	14,414
Total			370,586	419,122	43,942	295,414

(1) Although the participation was less than 20%, the bank presumed significant influence on such participation, which was evidenced due to the bank’s representation of investee, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investee.
(2) Investments sold in 2009.
(3) Investment sold in 2010.

INTANGIBLE ASSETS - GOODWILL

The goodwill recorded is subject to impairment test at least annually or whenever there are indications of impairment and was allocated according to the operating segments.

For this purpose, management estimates cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above the tests carried out did not identify any impairment to goodwill in 2010 and 2009.

Thousands of Reais	2010	2009

Breakdown:
Banco ABN Amro Real S.A.	27,217,565	27,217,565
Real Seguros Vida e Previdência	1,094,671	1,094,671
Total	28,312,236	28,312,236

Operating segments:
Banco Comercial	27,217,565	27,217,565
Gestão de Ativos e Seguros	1,094,671	1,094,671
Total	28,312,236	28,312,236

Main assumptions:
Basis of valuation	Value in use: cash flows
Period of the projections of cash flows(1)	10 years	3 years
Growth rate	5.0%	4.5%
Discount rate(2)	15.5%	15.2%

(1)The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM), gross tax.

Sensitivity test was carried out of the main premises, changing possible change, and was not identified any impairment to goodwill.

The changes of goodwill in December, 31 2010 and 2009 were as follows:

Thousands of Reais	2010	2009

Balance at beginning of the year	28,312,236	27,488,426
Acquisitions:
Banco ABN Amro Real S.A. (1)	-	124,684
Real Seguros Vida e Previdência	-	1,094,671
Disposals:
Banco ABN Amro Real S.A. (2)	-	(395,545)
Balance at end of the year	28,312,236	28,312,236

(1) Includes the adjusted amount of R$124,684 thousand in June 30, 2009, related to fair value´s final determination, as allowed by IFRS 3.
(2) It includes the partial write-off of the goodwill on investments on ABN Amro Brasil Dois Participações S.A. and Companhia Brasileira de Meios de Pagamento - Visanet.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

FINANCIAL LIABILITIES

a) Breakdown by category

The breakdown by nature and category for measurement purposes, of the Bank’s financial liabilities, other than “Hedging Derivatives”, at December 31, 2010 and 2009 is as follows:

Thousands of Reais	2010
	Financial Liabilities Held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost	Total

Deposits from credit institutions	-	-	42,391,572	42,391,572
Customer deposits	-	-	167,949,201	167,949,201
Marketable debt securities	-	-	20,086,645	20,086,645
Trading derivatives	4,755,314	-	-	4,755,314
Subordinated liabilities	-	-	9,695,105	9,695,105
Short positions	29,339	-	-	29,339
Other financial liabilities	-	-	13,218,248	13,218,248
Total	4,784,653	-	253,340,771	258,125,424

Thousands of Reais	2009
	Financial Liabilities Held for Trading	Other Financial Liabilities at Fair Value through Profit or Loss	Financial Liabilities at Amortized Cost	Total

Deposits from the Brazilian Central Bank	-	-	240,113	240,113
Deposits from credit institutions	-	1,795	20,955,846	20,957,641
Customer deposits	-	-	149,440,156	149,440,156
Marketable debt securities	-	-	11,439,010	11,439,010
Trading derivatives	4,401,709	-	-	4,401,709
Subordinated liabilities	-	-	11,304,445	11,304,445
Short positions	33,025	-	-	33,025
Other financial liabilities	-	-	10,188,164	10,188,164
Total	4,434,734	1,795	203,567,734	208,004,263

PROVISIONS

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2010	2009

Provisions for pensions funds and similar obligations	1,190,108	1,096,799
Provisions for contingencies, commitments and other provisions (1)	8,205,053	8,383,463
Total	9,395,161	9,480,262

(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit filed by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of leasing revenue recognition.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as immediate payment, were recorded at the time of entry into the program.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

The Bank and its subsidiaries also accepted to pay in installments the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized until as the formal consolidation of debts are not achieved. Therefore it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law 11,941/09 are:

• CSLL - equal tax treatment - R$278,194 thousand (December 31, 2009 - R$258,985 thousand) - lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law 11,941/2009.

• Increase in CSLL tax rate - R$848,734 thousand (December 31, 2009 - R$548,550 thousand) - The Bank and other companies of the conglomerate filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.o Increase in CSLL tax rate - R$851,049 thousand (December 31, 2009 - R$548,550 thousand) - The Bank and other companies of the conglomerate filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

• Service Tax (ISS) - Financial Institutions - R$473,371 thousand (December 31, 2009 - R$268,845 thousand): refers to administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service.

• Social Security Contribution (INSS) - R$259,526 thousand (December 31, 2009 - R$209,045 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the % of Social Security contribution.

• Allowance for doubtful accounts - R$203,697 thousand (December 31, 2009 - R$209,559 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in tax year bases of 1995, alleging that the tax criteria in effect at the time were not complied with it.

ii. Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provision are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s arguments related to Plano Bresser, Verão and Collor II, and favorably related to Plano Collor I. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$455,841 thousand, R$30,764 thousand and R$7,180 thousand (December 31, 2009 - R$430,357 thousand, R$61,141 thousand and R$33,601 thousand), with responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$493,785 thousand (December 31, 2009 - R$525,099 thousand). These lawsuits have no effects on the balance sheet.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals, previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$537 million.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander for the collection of IRPJ and CSLL for tax year bases of 2002 to 2006, on amounts reimbursed by the former controlling stockholder of Banco Santander for payments made by the Banco Santander that were the responsibility of the former controlling stockholder, which management circumstances caused the complaint on the settled obligations. The Federal Revenue Service inspection understood that the amount deposited in favor of Banco Santander refers to taxable income. On December 2010, the Tax Authorities issued an Infraction Notice to the tax year bases of 2005 and 2006. Referrals violation reports were subject to administrative appeal because the Banco Santander did not receive taxable income and had no equity increase resulting from these payments. The administrative proceedings are awaiting judgment. The updated amount of each proceeding is approximately R$597 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$379 million.

• Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$245 million.

• CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$177 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$161 million.

• CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. It is pending a definite judicial decision. The updated amount involved is approximately R$156 million.

• IRPJ/CSL - Capital Gain - the Federal Revenue Service issued an infraction notice against Santander Seguros (merger of ABN AMRO Brasil Dois Participações S.A.) to demand IRPJ and CSL related to year-base 2005, understanding that it would have had taxation for a lower tax rate when ABN AMRO Brasil Dois Participações S.A. sold its shareholdings held in Real Seguros and Real Vida e Previdência. The tax assessment notice was defended in the administrative level, therefore the Administration understand that the fiscal treatment in the operation was in accordance with tax legislation and the capital gain was properly taxed. The administrative proceeding is awaiting judgment. The amount involved is R$ 197 million.

• Semiannual Bonus or Profit Sharing - Labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

EQUITY

a) Shared capital

The authorized capital is represented by 399,044,117 thousand registered shares without par value, being 212,841,732 thousand of ordinary shares and 186,202,385 thousand of preferred shares.

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130 thousand, without the issuance of new shares, through the incorporation of capital reserves, which was ratified by Bacen on June 24, 2010.

On October 13, 2009, as a result of the Global Share Offering, the capital of Banco Santander was increased by 525,000.000 Units (totaling 55,125,000 thousand shares, out of which 28,875,000 thousand are common shares and 26,250,000 thousand are preferred shares), each Unit represents 55 common shares and 50 preferred shares, all registered shares, without par value. On October 29, 2009 the number of shares initially offered in the Global Share Offering was increased by 6.85%, i.e., 35,955,648, (3,775,343 thousand shares, of which 1,977,561 thousand are ordinary shares and 1,797,782 thousand are preferred shares). The capital increase totaled R$ 12,988,842 thousand net of issuances costs of R$ 193,616 thousand.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved the capital increase of Banco Santander in the amount of R$2,471,413, with the issuance of 14,410,886 thousand shares (7,710,343 thousand are common shares and 6,700,543 thousand are preferred share) ,all of them registered and without par value, related to the share merger of Santander Seguros, Santander Brasil Asset and BCIS.

The Extraordinary Stockholders’ Meeting held on August 29, 2008 approved the increase in Banco Santander’s total capital from R$38,920,753, of which R$38,020,753 were allocated to Capital and R$900,000 to Capital Reserves, through the issuance of 189,300,327 thousand shares, (101,282,490 thousand are common shares and 88,017,837 thousand are preferred shared), without par value, related to the merger of shares of Banco Real and AAB Dois Par to the Banco Santander's Equity. The merger of shares and capital increase was approved by the Bank on January 27, 2009.

At the meeting held on July 25, 2008, the Board of Directors approved a capital increase of 3,689,477 thousand shares (1,974,003 thousand common shares and 1,715,474 thousand preferred shares), in the amount of R$800,000 thousand.

b) Treasury shares

In February 2009, the Bank acquired 25,395 thousand of shares of its own issue at the amount of R$1,948 thousand. In August 2009, was approved at the Extraordinary stockholder´s meeting, the cancellation of the shares held in treasury, without reduction in capital through the absorption of R$1,948 thousand against capital reserves.

c) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Banco Santander.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	2010
	Thousands of	Reais per Thousand Shares / Units
	Reais (9)	Common	Preferred	Units
Interest on capital (1)(4)	400,000	0.9577	1.0535	105.3477
Intermediate dividends (2)(4)	500,000	1.1917	1.3168	131.6847
Interest on capital (3)(4)	400,000	0.9577	1.0535	105.3477
Interest on capital (5)(8)	530,000	1.2690	1.3959	139.5858
Interest on capital (6)(8)	430,000	1.0295	1.1325	113.2488
Intermediate dividends (7)(8)	1,280,000	3.0647	3.3711	337.1128
Total in December 31, 2010	3,540,000

(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010.
(3) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(4) The Amounts for the Interest on Capital were paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, Common Shares - R$1.0786 and Preferred Shares - R$1.1865 and Units - R$118.6479, net of taxes.
(6) Established by the board of Directors in December, 2010, Common Shares - R$0.8751, and Preferred Shares - R$0.9626 and Units - R$96.2615, net of taxes.
(7) Established by the Board of Directors in December 2010.
(8) The amounts for the Interest on Capital and Dividends will be paid after February 25, 2011, without any additional amount for monetary correction.
(9) The amount for to the intermediate dividends and interest on capital are fully input into the mandatory dividends, recognized in income for the period ended December 31, 2010.

	2009
	Thousands of	Reais per Thousand Shares / Units
	Reais (5)	Common	Preferred	Units
Interest on capital (1)	340,000	0.9974	1.0972	n.a.
Interest on capital (2)	285,000	0.8361	0.9197	n.a.
Intermediate Dividends (3)	327,400	0.7839	0.8623	86.2271
Intercalary Dividends (3)	422,600	1.0118	1.1130	111.2999
Interest on capital (3)(4)	200,000	0.4789	0.5267	52.6738
Total in December 31, 2009	1,575,000

(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070 and Preferred shares - R$0.4477, net of taxes, and Units R$44,7728.
(5) The amount for to the intermediate dividends, intercalary dividends and interest on capital are fully input into the mandatory dividends for the period ended December 31, 2009, which will be paid on February 22, 2010, without any additional amount for monetary correction.

d) Strategic Partner of Santander Conglomerate in Brazil and in the rest of Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of exchangeable securities, regarding the subscription and payment by QHL the amount of U.S. $ 2,718,800,000 in securities issued by Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% per annum in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Santander Conglomerate in Brazil and in the rest of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float before the end of 2014.

Up to the moment of this publication, except for exchangeable securities, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander Brazil.

e) Buyback program for the Company´s depositary share certificates (“Units”)

In November 9, 2010, Banco Santander Board of Directors approved in the meeting held on this date the buyback program for Banco Santander´s depositary share certificates (Units), to be held in treasury and subsequently sold (Buyback Program). The Buyback Program will cover the acquisition of up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares which, on September 30, 2010, corresponding to approximately 0.21% of the outstanding shares, as defined in Instruction CVM 10/1980. The Buyback Program has the only purpose of enabling the risk management resulting from the rendering of market maker services by Banco Santander of certain index funds every time the Units are included in the portfolio of the reference index of such funds. The repurchased Units shall be used by Banco SAntander exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to Banco Santander risk management policy. The Units shall be purchased in stock exchange, for their market price, through Santander CCVM.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

BUSINESS SEGMENT REPORTING

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

• Commercial Banking,

• Global Wholesale Banking,

• Asset Management and Insurance.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The condensed income statements and other significant data are as follows:

Thousands of Reais	2010
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	21,301,329	2,501,318	292,431	24,095,078
Income from equity instruments	51,721	-	-	51,721
Income from companies accounted for by the equity method	43,942	-	-	43,942
Net fee and commission income	5,529,572	891,897	414,039	6,835,508
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	1,550,319	244,408	80,323	1,875,050
Other operating income (expense)	(596,271)	(29,992)	278,264	(347,999)
TOTAL INCOME	27,880,612	3,607,631	1,065,057	32,553,300
Personnel expenses	(5,354,100)	(512,097)	(59,979)	(5,926,176)
Other administrative expenses	(5,003,189)	(215,499)	(85,738)	(5,304,426)
Depreciation and amortization	(1,129,919)	(57,718)	(49,773)	(1,237,410)
Provisions (net)	(1,940,727)	4,039	(37,638)	(1,974,326)
Impairment losses on financial assets (net)	(8,225,451)	(8,359)	-	(8,233,810)
Impairment losses on non-financial assets (net)	(20,601)	-	1	(20,600)
Other non-financial gains (losses)	139,951	-	-	139,951
OPERATING PROFIT BEFORE TAX	6,346,576	2,817,997	831,930	9,996,503

Other:
Total assets	308,973,195	40,139,949	25,549,539	374,662,683
Loans and advances to customers	121,175,888	30,149,793	40,880	151,366,561
Customer deposits	144,385,872	22,180,522	1,382,807	167,949,201

Thousands of Reais	2009
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	20,260,381	1,766,812	139,898	22,167,091
Income from equity instruments	29,903	-	-	29,903
Income from companies accounted for by the equity method	295,414	-	-	295,414
Net fee and commission income	4,969,848	863,326	404,588	6,237,762
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	1,751,572	859,209	54,351	2,665,132
Other operating income (expense)	(280,861)	(22,540)	187,777	(115,624)
TOTAL INCOME	27,026,257	3,466,807	786,614	31,279,678
Personnel expenses	(4,971,773)	(474,295)	(64,904)	(5,510,972)
Other administrative expenses	(5,213,092)	(175,017)	(48,136)	(5,436,245)
Depreciation and amortization	(1,175,995)	(38,635)	(33,982)	(1,248,612)
Provisions (net)	(3,389,253)	(45,050)	(46,390)	(3,480,693)
Impairment losses on financial assets (net)	(9,883,382)	(83,022)	-	(9,966,404)
Impairment losses on non-financial assets (net)	(899,172)	-	(1,382)	(900,554)
Other non-financial gains (losses)	3,400,931	-	-	3,400,931
OPERATING PROFIT BEFORE TAX	4,894,521	2,650,788	591,820	8,137,129

Other:
Total assets	253,639,547	40,738,892	21,594,137	315,972,576
Loans and advances to customers	99,511,366	28,571,262	241,296	128,323,924
Customer deposits	124,296,966	23,872,581	1,270,609	149,440,156

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

Thousands of Reais	2008
(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	10,191,650	1,213,502	32,817	11,437,969
Income from equity instruments	36,972	-	-	36,972
Income from companies accounted for by the equity method	112,330	-	-	112,330
Net fee and commission income	3,602,255	449,289	202,159	4,253,703
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(358,011)	540,636	7,041	189,666
Other operating income (expense)	(21,570)	(37,782)	(465)	(59,817)
TOTAL INCOME	13,563,626	2,165,645	241,552	15,970,823
Personnel expenses	(3,104,942)	(403,671)	(39,549)	(3,548,162)
Other administrative expenses	(3,485,160)	(129,640)	(21,975)	(3,636,775)
Depreciation and amortization	(797,536)	(44,065)	(4,404)	(846,005)
Provisions (net)	(1,160,918)	(38,638)	(30,761)	(1,230,317)
Impairment losses on financial assets (net)	(4,076,108)	(23,176)	-	(4,099,284)
Impairment losses on non-financial assets (net)	(77,267)	-	(10)	(77,277)
Other non-financial gains (losses)	15,830	-	-	15,830
OPERATING PROFIT BEFORE TAX	877,525	1,526,455	144,853	2,548,833

Other:
Total assets	243,957,824	50,232,023	-	294,189,847
Loans and advances to customers	106,317,159	28,151,101	-	134,468,260
Customer deposits	117,516,868	37,977,971	-	155,494,839

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for 2010, 2009 and 2008.

RELATED PARTY TRANSACTIONS

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on December 31, 2010 and 2009:

a) Key-person management compensation

The Extraordinary Shareholders’ Meeting held on April 27, 2010 approved the compensation proposal for the executives for 2010, with the global amount of R$246,560 thousand, as proposed by the Board of Directors on March 22, 2010. In this total amount, benefits up to R$7,480 thousand and supplementary plans available up to de R$50,000 thousand, are considerate, at the most. The Board of Directors has also approved the global annual compensation amount for the Audit Committee totaling R$3,440 thousand.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s compensation:

Thousands of Reais	2010	2009

Fixed compensation	45,078	35,258
Variable compensation	162,732	121,490
Other	8,659	6,294
Total	216,469	163,042

iii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the 2nd degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;
IV - legal entities which hold more than 10% of the share capital, any of the officers or directors of the financial institution, as well as their spouses or relatives up to the 2nd degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2010:

	2010
Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (1)(2)	206,663	0.1%	0	0.0%	206,663	0.1%
Employees	240,934	0.1%	220,512	0.1%	461,446	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,899,827	17.8%	35,957,557	19.3%	73,857,384	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(1) Companies of the Santander Spain Group.
(2) On August, 2010, a F-1 filling took place at CVM and SEC, which reported on the intention of sale of equity interest held by Santander Insurance Holding, SL, in the form of ADRs, in the United States market. Therefore, 4,538,420,040 common shares and 4,125,836,400 preferred shares were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in Banco Santander). Between the months of August to December 2010, the equity position owned by SIH in the form of ADRs were totally alienated; 77,627,222 in the third quarter and 4,889,506 in the fourth quarter.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

On May 26, 2010, the Santander Seguros sold the participation in Banco Santander corresponding to 16,767 thousand shares (7,241 thousand ordinary shares and 9,526 thousand preference shares) traded at BM&FBovespa, eliminating the mutual participation between Banco Santander and Santander Seguros.

OTHER DISCLOSURES

a) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2010	2009

Investment funds	102,516,308	95,324,100
Assets under management	8,822,049	3,083,043
Total	111,338,357	98,407,143

b) Third-party securities held in custody

At December 31, 2010, the Bank held in custody debt securities and equity instruments totaling R$194,063,773 thousand (2009 - R$94,949,464 thousand) entrusted to it by third parties.

SUPPLEMENTARY INFORMATION - RECONCILIATION OF SHAREHOLDERS´ EQUITY AND NET INCOME OF THE BANK

Following the Brazilian Securities Commission (CVM) Instruction 485 from September 1, 2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

Thousands of Reais	Note	2010	2009

Shareholders' equity attributed to the parent under Brazilian GAAP		64,850,978	64,492,693
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(174,218)
Classification of financial instruments at fair value through profit or loss	d	(251)	19,440
Redesignation of financial instruments to available-for-sale	a	558,032	555,104
Impairment on loans and receivables	b	220,590	960
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	300,000	217,205
Reversal of goodwill amortization and others	f	6,736,108	3,424,772
Realization on purchase price adjustments	g	639,520	727,101
Share based payments	h	20,976	-
Others		29,365	2,348
Shareholders' equity attributed to the parent under IFRS		73,355,318	69,265,405
Non-controlling interest under IFRS		8,076	1,338
Shareholders' equity (including non-controlling interest) under IFRS		73,363,394	69,266,743

Thousands of Reais	Note	2010	2009	2008

Net income attributed to the parent under Brazilian GAAP		3,863,298	1,805,899	1,580,614
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(1,082)	5,125	6,966
Classification of financial instruments at fair value through profit or loss	d	(17,887)	(6,687)	34,015
Redesignation of financial instruments to available-for-sale	a	(16,300)	(15,243)	49,260
Impairment on loans and receivables	b	219,630	235,260	27,720
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	82,795	43,089	(39,716)
Reversal of goodwill amortization and others	f	3,311,336	3,030,122	376,766
Realization on purchase price adjustments	g	(87,581)	411,109	315,992
Others		27,884	(1,068)	26,778
Net income attributed to the parent under IFRS		7,382,093	5,507,606	2,378,395
Non-controlling interest under IFRS		481	358	231
Net income (including non-controlling interest) under IFRS		7,382,574	5,507,964	2,378,626

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

a) Redesignation of financial instruments to available-for-sale:

Under BR GAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, it refers mainly to the adjust of purchase price allocation when the acquisition of Banco Real, following the requirements of IFRS 3 "Business Combinations" and based on estimated losses on such assets, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under Brazilian GAAP, which uses certain regulatory limits set by the Bank and does not perform the adjustments of the business combination.

c) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds. In 2010, BRGAAP began to adopt CVM Resolution 600/2009 which took effects for years ended after December 2010, which eliminated the asymmetry with the international standard. This event led to an adjustment in BRGAAP against the equity in capital reserves in the amount of R$ 175,300 thousand.

d) Classification of financial instruments at fair value through profit or loss:

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BR GAAP were designated as “fair value through profit or loss” under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization and others:

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

• The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BR GAAP it is accounted in "Other Payables - Other".

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2010 AND 2009
(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais
Direct and Indirect controlled by Banco Santander (Brasil)		Participation %		Stockholders'	Net Income
S.A.	Activity	Direct	Indirect	Equity (9)	(Losses) (9)
Santander Seguros S.A. (1)	Insurance and Pension Plans	100.00%	100.00%	2,399,006	383,565
Santander Brasil Asset Management Distribuidora de Títulos e	Asset manager	99.99%	100.00%	212,868	84,858
Valores Mobiliários S.A. (1)
Banco BANDEPE S.A.	Bank	100.00%	100.00%	4,254,691	341,724
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	12,657,687	993,755
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	956,551	340,691
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	4,057	248
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	118,072	30,667
Santander Microcrédito Assessoria Financeira S.A. (5)	Microcredit	100.00%	100.00%	11,729	5,793
Santander Advisory Services S.A.	Other Activities	100.00%	100.00%	159,535	27,898
Companhia Santander Distribuidora de Títulos e Valores Mobiliários (4)	Dealer	100.00%	100.00%	86,613	5,773
Santander Corretora de Câmbio e Valores Mobiliários S.A. (3)	Broker	99.99%	100.00%	340,177	57,583
Webmotors S.A.	Other Activities	100.00%	100.00%	52,397	14,055
Agropecuária Tapirapé S.A. (7)	Other Activities	99.07%	99.07%	7,174	376
Santander CHP S.A. (6)	Holding	92.78%	92.78%	4,750	3,821
Santander Getnet Serviços para Meios de Pagamento	Other Activities	50.00%	50.00%	13,223	223
Sociedade Anônima (2)

Controlled by Santander Seguros S.A. (1)
Santander Brasil Seguros S.A.	Insurance and Pension Plans	-	100.00%	163,047	24,148
Santander Capitalização S.A.	Savings and annuities	-	100.00%	495,950	140,523

Controlled by Companhia Santander Distribuidora de Títulos
e Valores Mobiliários (4)
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	-	100.00%	71,862	4,107

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de	Insurance	-	99.99%	152,408	11,555
Corretagem de Seguros (8)

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	2	-

(a) Company over which effective control is exercised.
(1) Consolidated companies with income from July 2009.
(2) On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.
(3) Merged the Santander S.A. Corretora de Câmbio e Títulos in march 2010.
(4) Current denomination of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários.
(5) Current denomination of Real Microcrédito Assessoria Financeira S.A.
(6) Current denomination of Real CHP S.A.
(7) Banco Santander, as the controlling shareholder of Tapirapé, company receiving funds from fiscal incentives of the Investment Fund of the Amazon Region (Finam) disclosed a material fact on September 1, 2010 to inform the Tapirapé's minority shareholders that was approved in the Extraordinary General Meeting held on August 31, 2010, the cancellation of its registration of a company receiving funds from fiscal incentives in the CVM by conducting a tender offer. The cancellation of registration was granted by the CVM on October 29, 2010, as office/CVM/SEP/GEA-3/n° 1039/2010.
(8) The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora and Santander Serviços, its shareholders approved the merger of the Real Corretora by Santander Serviços, based on their net book values at the base date of September 30, 2010, whose case is in the process of the Board of Trade.
(9) The amounts presented are in accordance with Brazilian accounting practices.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 11, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer